Exhibit 2.1

STOCK AND MEMBERSHIP INTEREST PURCHASE AGREEMENT
BY AND AMONG
ALLIED TRUST HOLDINGS, LLC,
HOMEOWNERS OF AMERICA HOLDING CORPORATION,
AND
PORCH INSURANCE RECIPROCAL EXCHANGE
DATED AS OF OCTOBER 13, 2026

TABLE OF CONTENTS
Page
ARTICLE I DEFINITIONS    1
Section 1.1.    Definitions    1
ARTICLE II PURCHASE OF THE MEMBERSHIP INTERESTS    15
Section 2.1.    Purchase and Sale of Equity Interests    15
Section 2.2.    Closing    16
Section 2.3.    Closing Deliveries    16
Section 2.4.    Payment at Closing    17
Section 2.5.    Deferred Payments    19
Section 2.6.    Post-Closing Payments    20
ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER    24
Section 3.1.    Organization, Standing and Corporate Power    24
Section 3.2.    Capital Structure    25
Section 3.3.    Subsidiaries    26
Section 3.4.    Authority    26
Section 3.5.    Noncontravention; Consents    26
Section 3.6.    Financial Statements; Internal Controls    27
Section 3.7.    No Undisclosed Liabilities    28
Section 3.8.    Debt-Free; Unencumbered Assets and Cash Flows    28
Section 3.9.    Absence of Certain Changes or Events    28
Section 3.10.    Employees and Benefit Plans    29
Section 3.11.    Taxes    32
Section 3.12.    Compliance with Applicable Laws    34
Section 3.13.    Litigation    35
Section 3.14.    Contracts    36
Section 3.15.    Customers and Suppliers    39
Section 3.16.    Insurance Regulatory Matters    39
Section 3.17.    Insurance Contracts    40
Section 3.18.    Reinsurance Ceded and Assumed.    41
Section 3.19.    Producers    42
Section 3.20.    Environmental Matters    43
Section 3.21.    Intellectual Property; Privacy    43
Section 3.22.    Insurance    45
Section 3.23.    Properties    46
Section 3.24.    Books and Records    47
Section 3.25.    Transactions with Affiliates    47
Section 3.26.    Claims By or Against Officers or Directors    47
Section 3.27.    Investment Assets    47
Section 3.28.    Anti-Money Laundering, OFAC and Anti-Bribery Compliance    48
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Section 3.29.    Actuarial Opinions    49
Section 3.30.    Brokers    49
Section 3.31.    PRCH Stock    49
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER    50
Section 4.1.    Organization and Standing    51
Section 4.2.    Authority    51
Section 4.3.    Noncontravention; Consents    51
Section 4.4.    Compliance with Applicable Laws    51
Section 4.5.    Litigation    52
Section 4.6.    Brokers    52
Section 4.7    Sufficiency of Funds    52
ARTICLE V COVENANTS    52
Section 5.1.    Conduct of Business of each Company    52
Section 5.2.    Access to Information; Confidentiality    57
Section 5.3.    Reasonable Best Efforts    58
Section 5.4.    Consents, Approvals and Filings    59
Section 5.5.    Public Announcements    60
Section 5.6.    Related Party Agreements    61
Section 5.7.    Further Assurances    61
Section 5.8.    Access to Books and Records    61
Section 5.9.    Maintenance and Delivery of Books and Records    62
Section 5.10.    Tail Policies; Indemnification    62
Section 5.11.    Non-Competition    64
Section 5.12.    Non-Solicitation    65
Section 5.13.    Employee Matters    65
Section 5.14.    Notice of Certain Events    66
Section 5.15.    Release of Company Claims    67
Section 5.16.    Interim Financial Statements and Reports    67
Section 5.17.    Use of Names    68
Section 5.18.    No Negotiation    68
Section 5.19.    R&W Policy    68
Section 5.20.    Cooperation on Financial Statements and Securities Filings    68
ARTICLE VI CONDITIONS PRECEDENT    70
Section 6.1.    Conditions to Each Party’s Obligations    70
Section 6.2.    Conditions to Obligations of Buyers    71
Section 6.3.    Conditions to Obligations of Seller    72
ARTICLE VII INDEMNIFICATION    73
Section 7.1.    Survival of Representations, Warranties and Covenants    73
Section 7.2.    Indemnification    74
Section 7.3.    Certain Limitations    75
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Section 7.4.    Procedures for Third Party Claims    75
Section 7.5.    Direct Claims    77
Section 7.6.    Payments for Indemnifiable Losses    77
Section 7.7.    Incorporation    78
Section 7.8.    Sole Remedy    78
ARTICLE VIII TAX MATTERS    78
Section 8.1.    Indemnification for Taxes    78
Section 8.2.    Filing of Tax Returns    79
Section 8.3.    Tax Refunds    80
Section 8.4.    Cooperation and Exchange of Information    81
Section 8.5.    Conveyance Taxes    81
Section 8.6.    Allocation of Purchase Price    82
Section 8.7.    Miscellaneous    82
ARTICLE IX TERMINATION PRIOR TO CLOSING    84
Section 9.1.    Termination of Agreement    84
Section 9.2.    Effect of Termination    84
ARTICLE X GENERAL PROVISIONS    84
Section 10.1.    Fees and Expenses    84
Section 10.2.    Notices    85
Section 10.3.    Interpretation    85
Section 10.4.    Entire Agreement; Third Party Beneficiaries    86
Section 10.5.    Governing Law    86
Section 10.6.    Assignment    86
Section 10.7.    Jurisdiction; Enforcement    86
Section 10.8.    Severability; Amendment; Modification; Waiver    88
Section 10.9.    Certain Limitations    88
Section 10.10.    Counterparts    88
Section 10.11.    No Offset    89

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STOCK AND MEMBERSHIP INTEREST PURCHASE AGREEMENT
STOCK AND MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of October 13, 2026 (this “Agreement”), by and among Allied Trust Holdings, LLC, a Delaware limited liability company (“Seller”), Homeowners of America Holding Corporation, a Delaware corporation (“HOA Holdco”), and Porch Insurance Reciprocal Exchange, a Texas unincorporated reciprocal inter-insurance exchange (“Reciprocal” and, together with HOA Holdco, the “Buyers,” and each a “Buyer”).
WHEREAS, Seller owns (a) 100% of the issued and outstanding membership interests (the “AU MGA Membership Interests”), of Allied Underwriters LLC, a Delaware limited liability company (“AU MGA”), (b) 100% of the issued and outstanding membership interests (the “Lonestar Membership Interests”), of Lonestar Lagniappe Reinsurance Holdings, LLC, a Delaware limited liability company (“Lonestar”), and (c) 100% of the issued and outstanding common stock (the “ATIC Shares” and, together with the AU MGA Membership Interests and Lonestar Membership Interests, the “Equity Interests”), of Allied Trust Insurance Company, a Texas Insurance Company (“ATIC,” and, together with AU MGA and Lonestar, the “Companies,” each a “Company”);
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, (a) Seller desires to sell to HOA Holdco, and HOA Holdco desires to acquire from Seller, all of the AU MGA Membership Interests and all of the Lonestar Membership Interests and (b) Seller desires to sell to Reciprocal, and Reciprocal desires to acquire from Seller, all of the ATIC Shares; and
WHEREAS, simultaneously with the execution of this Agreement, (a) the Key Executive has executed an agreement to be bound by the provisions set forth in Section 5.11 and Section 5.12 of this Agreement (the “Key Executive Joinder”) and (b) each of the Key Individuals has executed an agreement to be bound by the provisions set forth in Section 5.11 and Section 5.12 of this Agreement (the “Key Individual Joinders”), in each case subject to the terms set forth therein.
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1.    Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:
“Accounting Principles” means SAP (in the case of ATIC) or GAAP (in the case of Lonestar and AU MGA) in effect as of the date hereof applied in a manner consistent with the principles, practices and methodologies used by such Company, as applicable, in the preparation of its respective Reference Balance Sheet to the extent consistent with SAP (in the case of ATIC) or GAAP (in the case of Lonestar and AU MGA).

“Action” means (i) any civil, criminal or administrative action, suit, claim, litigation, arbitration proceeding or similar proceeding or (ii) any examination, investigation or written inquiry by a Governmental Entity other than any examination by a Tax Authority, including a Tax audit, in each case other than complaint activity by or on behalf of policyholders unless and until any such policyholder complaint activity results in any civil, criminal or administrative action, suit, claim, litigation, arbitration proceeding or similar proceeding, in which case it shall, without duplication, be treated as an Action hereunder.
“Adjusted ATIC Statutory Surplus” means, as of the Closing Effective Date, the Statutory Surplus of ATIC as reduced for unearned ceding commissions and allowances, net of applicable effective deferred taxes, advanced to ATIC pursuant to the Third-Party Quota Share Reinsurance Agreement. For the avoidance of doubt, the Adjusted ATIC Statutory Surplus at June 30, 2026 was $57,172,606.
“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person, and the term “Affiliated” shall have a correlative meaning. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly through the ownership of voting securities, by contract, or otherwise, and the terms “controlling” and “controlled” have the meanings correlative to the foregoing. For the avoidance of doubt, unless otherwise specified herein, each Company shall be deemed an “Affiliate” of Seller (and not Buyers) at and prior to the Closing Effective Date, and shall be deemed an “Affiliate” of Buyers (and not Seller) from and after the Closing Effective Date.
“Aggregate Estimated Initial Amount” means an amount equal to: (i) the HOA Holdco Estimated Initial Amount, plus (ii) the Reciprocal Estimated Initial Amount.
“Aggregate Final Initial Amount” means an amount equal to: (i) the HOA Holdco Final Initial Amount, plus (ii) the Reciprocal Final Initial Amount.
“Applicable Law” means any law, statute, ordinance, written rule or regulation, order, injunction, judgment, decree, constitution or treaty enacted, promulgated, issued, enforced or entered by any Governmental Entity applicable to any Person or such Person’s businesses, properties or assets, as may be amended from time to time.
“Artex” means Artex Risk Solutions, Inc. and/or its affiliate Artex Axcell Re (Bermuda) Limited.
“ATIC Closing Indebtedness” means the Indebtedness of ATIC as of the Closing, which amount, for the avoidance of doubt, is to be expressed as a positive number and does not include (i) unearned incentive grant amounts under the Cooperative Endeavor Agreement entered into by ATIC and the Louisiana Department of Insurance dated January 1, 2024, and (ii) any indebtedness relating to a Company’s collateralized third party reinsurance program (except for the Third-Party Quota Share Reinsurance Agreement), including catastrophe bonds issued by special purpose entities sponsored by or affiliated with ATIC pursuant to its catastrophe reinsurance program.
“ATIC Base Price” means $55,000,000.
“AU MGA Base Price” means $80,000,000.
“AU MGA Closing Indebtedness” means the Indebtedness of AU MGA as of the Closing, which amount, for the avoidance of doubt, is to be expressed as a positive number.
“Books and Records” means all written or electronic accounts, ledgers and records (including computer generated, recorded or stored records) of (i) the Companies or (ii) Seller or any Seller’s Affiliate to the extent relating solely to the Companies, in each case, whether or not in the custody of the Companies, Seller or any Seller’s Affiliate (excluding information relating to Lonestar’s rented Bermuda cell company arranged and managed by Artex, that has not been provided to the Seller or its Affiliates by Artex, which information is not material in the aggregate to Lonestar), including customer lists, contract forms, applications, enrollment forms, policy information, policyholder information, claim records, sales records, underwriting records, administrative, pricing, underwriting, claims handling and reserving manuals, corporate and accounting, reinsurance and other records (including the books of account and other records), Tax records (including Tax Returns), disclosure and other documents and filings required under Applicable Law, financial records, and compliance records relating to the Companies, including any database, magnetic or optical media and any other form of recorded, computer generated or stored information or process relating to the operations of the Companies; provided, however, that Books and Records does not include the physical copies of financial and operational reports provided to Seller in the ordinary course of business.
“Business Day” means any day other than a Saturday, a Sunday or any other day on which banking institutions in Dallas, Texas or Seattle, Washington are required or authorized by Applicable Law to be closed.
“Business Confidential Information” means all information owned or possessed by (including with any third-party data and record management vendors), or otherwise related to the Companies, the Company Business, or contained in the Books and Records (with respect to the Companies), except that “Business Confidential Information” shall not include, except with respect to personal information that is Business Confidential Information, information that, after the Closing, (1) is or becomes generally available to the public (other than as a result of its disclosure in violation of Section 5.2(b)), (2) is independently developed by Seller or its Affiliates without reference to any Business Confidential Information or (3) after the Closing Date, is lawfully made available or known to Seller or its Affiliates by a Person not known by Seller to be subject to any duty of confidentiality to Buyers or their Affiliates or their representatives.
“Buyer Confidential Information” means all information made available to Seller prior to the Closing by any Buyer or their Affiliates or their respective representatives (including information disclosed in the course of negotiation of this Agreement or the Transaction

Agreements) regarding Buyers or their Affiliates, except that “Buyer Confidential Information” shall not include, except with respect to personal information, information that (w) is or becomes generally available to the public (other than as a result of its disclosure in violation of Section 5.2(b)), (x) was already known to Seller or its Affiliates (other than by previous disclosure by Buyers or its Affiliates or their respective representatives) as of the date hereof and not subject to any duty of confidentiality to Buyers or their Affiliates or their representatives, (y) is independently developed by Seller or its Affiliates without reference to any Buyer Confidential Information or (iv) after the Closing Date, is lawfully made available or known to Seller or its Affiliates by a Person not known by Seller to be subject to any duty of confidentiality to Buyers or their Affiliates or their respective representatives.
“Buyer Disclosure Schedule” means the disclosure schedule (including any attachments thereto) delivered by Buyers to Seller contemporaneously with the execution and delivery of, and constituting a part of, this Agreement.
“Closing Balance Sheets” means, collectively, the Estimated Balance Sheets, the Subject Balance Sheets and the Final Balance Sheets.
“COBRA” means Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Benefit Plan” means each Employee Benefit Plan in which any Company Employee, independent contractor providing services to each Company, or any respective beneficiary or dependent thereof participates or in respect of which any Company, Seller, or any of their ERISA Affiliates has or may have any obligation to contribute or other Liability with respect to any Company Employee, independent contractor providing services to any Company, or any respective beneficiary or dependent.
“Company Business” means the businesses of the Companies and the businesses of the Companies’ Affiliates to the extent related to the business of any Company or any Company Employee.
“Company Employee” means each individual who is or was employed by any Company, Seller, or any of their Affiliates who is or was assigned to primarily provide services to any Company.
“Computer Programs” means current and prior versions of existing and available retired (i) computer programs, including all object code and all source code other than open source code, all executables and run books (and related Contracts with escrow agents), (ii) software databases, including structures, format, procedures and associated documentation for the organization, storage and sorting of information, (iii) available descriptions, specifications, flow-charts, templates, maps and any other work product used to design, plan, organize and develop each of (i)–(ii), and (iv) documentation, including design and development artifacts, test data and scripts, user manuals, system documentation, operations manuals/instructions and training materials, relating to each of (i)–(iii).
“Confidentiality Agreement” means the confidentiality agreement, dated September 10, 2025, between Seller and Porch Group, Inc.
“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code or (iii) under Section 4971 of the Code that arise out of, or relate to, the Company Benefit Plans or the Seller Benefit Plans.
“Customer Contract” means any contract by and between Seller or any of its Affiliates (including any Company), on one hand, and a customer of any Company Business; provided, that “Customer Contract” shall not include any Insurance Contracts.
“Data Input Inaccuracies” means inaccuracies or omissions in (i) the inputting of factual data, including data (and omission of data) relating to the inventory insurance policies in force, the terms of such policies or contracts, the relevant information related to the owners or insureds of such insurance policies, the Reserves, the Available Investments or insurance policies and transactions related thereto, or (ii) the coding, compilation or aggregation of such factual data, in either case other than omissions in the factual data inputs resulting from reasonable judgments made by an actuary or other financial professional as to the scope of factual data inputs (or omissions of factual data inputs).
“Deductible” means an amount equal to 50% of the Retention.
“Deferred Payment Period” means the period beginning on (and including) the Closing Date and ending on payment of the final Deferred Payment due by Reciprocal under Section 2.5.
“Employee Benefit Plan” means a written or unwritten plan, policy, program, agreement or arrangement, whether covering a single individual or a group of individuals, that is (i) an “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), (ii) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or other equity or equity-based plan or arrangement, or (iii) any other employment, severance, deferred-compensation, retirement, profit sharing, welfare-benefit, disability, bonus, retention, termination, change in control, vacation or paid time off, sales commission, incentive or fringe benefit plan, policy, program, agreement or arrangement.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which together with such Person, is treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Final Adjustment Amount” means an amount equal to: (i) the HOA Holdco Final Initial Amount, minus (ii) the HOA Holdco Estimated Initial Amount, plus (iii) the Reciprocal Final Initial Amount, minus (iv) the Reciprocal Estimated Initial Amount.
“Fraud” means, with respect to any Party, actual common law fraud under the laws of the State of Delaware.
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Entity” means any United States federal, state, or local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.
“HOA Holdco Estimated Initial Amount” means an amount equal to: (i) the AU MGA Base Price, minus (ii) $1,200,000, minus (iii) the Estimated AU MGA Closing Indebtedness, plus (iv) the Lonestar Base Price minus (v) the Estimated Lonestar Closing Indebtedness.
“HOA Holdco Final Initial Amount” means an amount equal to: (i) the AU MGA Base Price, minus (ii) $1,200,000, minus (iii) the Final AU MGA Closing Indebtedness, plus (iv) the Lonestar Base Price minus (v) the Final Lonestar Closing Indebtedness.
“Indebtedness” means, with respect to any Company: (i) all outstanding indebtedness, liabilities or obligations for borrowed money; (ii) all outstanding indebtedness or obligations evidenced by bonds, debentures, notes or other similar instruments; (iii) all lease obligations classified as a capital lease or finance lease in the Financial Statements (other than the Companies’ office lease); (iv) all obligations under letters of credit, performance bonds, surety bonds, bankers' acceptances and similar obligations to the extent drawn; (v) all obligations under purchase money financings; (vi) all obligations in respect of acceptances issued or created and similar facilities; (vii) all obligations and liabilities created or arising under any fixed and determined deferred or unpaid purchase price of business, securities, services, property or assets or title retention agreements or arrangements; (viii) all obligations secured by any Lien on the assets of any Company; (ix) all interest rate swaps, collars, caps, forward contracts and similar hedging obligations, measured at the net termination value thereof; (x) all unpaid severance obligations (including the employer portion of any applicable payroll taxes); (xi) all accrued and unpaid paid time off obligations; (xii) declared and unpaid dividends or distributions or amounts owed to the Seller or its Affiliates; and (xiii) all outstanding indebtedness in respect of any guaranty of indebtedness of another Person of the type described in clauses (i)–(xii); including, in each case, any unpaid principal, premium, accrued or unpaid interest, penalties, make-whole payments, prepayment penalties, early termination fees, breakage costs, commitment and other fees, costs and expenses, reimbursements and all other amounts actually incurred in connection with the repayment of such Indebtedness at or prior to the Closing payable in connection therewith. For the avoidance of doubt, “Indebtedness” does not include (i) unearned incentive grant amounts under the Cooperative Endeavor Agreement entered into by ATIC and the Louisiana Department of Insurance dated January 1, 2024, and (ii) any indebtedness relating to a Company’s collateralized third party reinsurance program (except for the Third-Party Quota Share Reinsurance Agreement), including catastrophe bonds issued by special purpose entities sponsored by or affiliated with ATIC pursuant to its catastrophe reinsurance program.
“Indemnifiable Losses” means any and all damages, losses, liabilities, obligations, costs and expenses (including reasonable attorneys’ fees and expenses) whether with respect to a third party claim, clams among the parties or otherwise; provided, that any Indemnity Payment (x) shall in no event include any amounts constituting consequential, incidental, indirect, special or punitive damages (except (A) to the extent actually paid to a third party in connection with a Third Party Claim or (B) to the extent such damage is a reasonably foreseeable result of a breach) and (y) shall be net of any amounts actually recovered (after deducting related reasonable costs and expenses and any deductibles and any related increase in premiums) by the Indemnitee for the Indemnifiable Losses for which such Indemnity Payment is made under any insurance policy, reinsurance agreement, warranty or indemnity or otherwise from any Person other than a party hereto, and the Indemnitee shall promptly reimburse the Indemnitor for any such amount that is received by it from any such other Person with respect to an Indemnifiable Losses (after deducting related reasonable costs and expenses and any deductibles and any related increase in premiums) after any indemnification with respect thereto has actually been paid pursuant to this Agreement.
“Indemnitee” means any Person entitled to indemnification under this Agreement.
“Indemnitor” means any Person required to provide indemnification under this Agreement.
“Indemnity Payment” means any amount of Indemnifiable Losses required to be paid pursuant to this Agreement.
“Insurance Contract” means any insurance policy or contract and shall include all policies, binders, slips, certificates and participation agreements and other agreements of insurance, and reinsurance agreements, (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) written by or assumed by ATIC, and all amendments, applications, brochures, illustrations and certificates pertaining thereto, and any and all abstracts or other marketing materials relating to any of the foregoing used or in use by any Company.
“Insurance Regulator” means, with respect to any jurisdiction, the Governmental Entity charged with the supervision of insurance companies in such jurisdiction.
“Intellectual Property” means, on a worldwide basis, any or all of the following: (i) trademarks, service marks, trade dress, and other indicia of source, and any pending applications and registrations therefor now or hereafter in force, and all goodwill related thereto;

(ii) trade names, corporate names, assumed names or fictitious names and any registrations or foreign qualifications therefor now or hereafter in force; (iii) domain names and any registrations therefor now or hereafter in force, including access to the codes necessary to transfer such domain registrations; (iv) copyrights and any registrations or applications therefor now or hereafter in force; (v) Computer Programs; (vi) patents and patent applications, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues thereof now or hereafter in force; (vii) know-how and trade secrets under Applicable Law; and (viii) in each case, all administrative and legal rights arising therefrom and relating thereto.
“Investment Assets” means assets acquired for investment or hedging purposes, including any such interest in any bonds, notes, debentures, mortgage loans, real estate, instruments of indebtedness, stocks, partnership or joint venture interests and such equity interests, certificates issued by or interests in trusts, derivatives or other assets acquired for investment or hedging purposes.
“IRS” means the U.S. Internal Revenue Service.
“IT Assets” means computers, Computer Programs, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by any Company or, with respect to any Company, any of its Affiliates, or licensed or leased by or for use by any Company or, with respect to any Company, any of its Affiliates.
“Key Executive” means Brian Keefer.
“Key Individuals” means the individuals listed in Section 1.1(b) of the Seller Disclosure Schedule.
“Knowledge” means the actual knowledge after reasonable inquiry of (i) with respect to Seller, those Persons listed in Section 1.1(a) of the Seller Disclosure Schedule, and (ii) with respect to the Buyers, those Persons listed in Section 1.1(a) of the Buyer Disclosure Schedule.
“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, asserted or not asserted, absolute or contingent, fixed or unfixed, matured or unmatured, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise.
“Lonestar Base Price” means $15,000,000.
“Lonestar Closing Indebtedness” means the Indebtedness of Lonestar as of the Closing, which amount, for the avoidance of doubt, is to be expressed as a positive number.

“Material Adverse Effect” means any fact, circumstance, condition, event, development, occurrence, change or effect that has, or could reasonably be expected to have, individually or in the aggregate, (a) a material adverse effect on the business, operations, results of operations or condition (financial or other) of the Companies, taken as a whole, but excluding any such effect to the extent resulting from or arising out of: (i) changes in general political, economic or securities or financial market conditions (including changes in interest rates or changes in equity prices); (ii) any matter affecting the insurance markets in which the Companies participate generally; (iii) any change or proposed change in GAAP, SAP or Applicable Law; (iv)  acts of nature, epidemic, pandemic, natural disaster, hostilities, acts of war or terrorism, or any escalation or worsening thereof; (v) the public announcement of the transactions contemplated hereby or (vi) any failure of any Company to meet any published or internally prepared projections, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics (provided, that this clause shall not prevent a determination that any change, effect, event, occurrence or development underlying such failure constitutes a Material Adverse Effect); except in the case of clauses (i), (ii) and (iii), to the extent such changes or effects affect the Companies in a disproportionate manner relative to such other participants in the businesses and industries in which the Companies operate or (b) a material adverse effect on the ability of Seller to perform its obligations under this Agreement or to consummate the transaction contemplated by this Agreement.
“Organizational Documents” means (i) with respect to any limited liability company, its articles or certificate of formation and the limited liability company agreement or operating agreement governing such limited liability company, and (ii) with respect to any corporation, its articles of incorporation and bylaws; in each case, as amended, restated, supplemented, or otherwise modified through the date hereof.
“Person” means an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization, Governmental Entity or other entity.
“Personal Information” means, in addition to any definition provided by any Company for any similar term (e.g., “personally identifiable information” or “PII”) in any Company privacy notice or policy, any information which allows an individual to be identified, directly or indirectly, including by reference to an identifier such as name, physical address, telephone number, email address, online identifier, financial information, financial account number or government-issued identifier (including Social Security number, national insurance number, driver’s license number, passport number), medical, health, or insurance information, gender, date of birth, educational or employment information, geolocation data, information or data bearing on an individual’s credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics or mode of living, any data regarding an individual’s activities online or on a mobile device or other application, Internet Protocol addresses, device identifiers or other persistent identifiers, or any other data, information or factors specific to the physical, physiological, generic, mental, economic, cultural or social identity of such individual. Subject to the foregoing, Personal Information includes information in any form, including paper, electronic and other forms.

“Post-Closing Tax Periods” means any and all Tax periods that begin on the day after the Closing Effective Date and the portion of any Straddle Period beginning on the day after the Closing Effective Date.
“Porch” means Porch Group, Inc.
“Pre-Closing Tax Periods” means any and all Tax periods that end on or before the Closing Effective Date and the portion of any Straddle Period ending at the end of day on the Closing Effective Date.
“Privacy Laws” means all Applicable Laws governing the receipt, collection, compilation, use, analysis, retention, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information, and all Applicable Laws pertaining to breach notification, consumer protection, requirements for website and mobile application privacy policies and practices, Social Security number protection, data security, and email, text message, or telephone communications, in each case, as amended, extended or re-enacted from time to time.
“Producer” means any producer, broker, agent, general agent, managing general agent, master broker agency, broker general agency, financial specialist or other Person responsible for marketing or producing insurance policies on behalf of any Company prior to the Closing.
“Purchase Price” means (a) the Aggregate Final Initial Amount, plus (b) the Deferred Payments.
“R&W Policy” means the buyer-side representations and warranties insurance policy in connection with the transactions contemplated by this Agreement purchased by, and issued to, Buyers by AIG Specialty Insurance Company, a corporation incorporated under the laws of the State of Illinois.
“Reciprocal Estimated Initial Amount” means (i) the ATIC Base Price, minus (ii) the Estimated ATIC Closing Indebtedness, plus (iii) to the extent the Adjusted ATIC Statutory Surplus as of the Closing Effective Date exceeds $60,240,964, 1.00 times such excess, or minus (iv) to the extent the Adjusted ATIC Statutory Surplus the Closing Effective Date is less than $60,240,964, 1.66 times such deficiency.
“Reciprocal Final Initial Amount” means (i) the ATIC Base Price, minus (ii) the Final ATIC Closing Indebtedness, plus (iii) to the extent the Adjusted ATIC Statutory Surplus as of the Closing Effective Date exceeds $60,240,964, 1.00 times such excess, or minus (iv) to the extent the Adjusted ATIC Statutory Surplus the Closing Effective Date is less than $60,240,964, 1.66 times such deficiency.
“Reference Balance Sheet” means (a) with respect to ATIC, the balance sheet contained in the ATIC Statutory Statements for the period ending June 30, 2026, [as reduced for unearned ceding commissions and allowances, net of applicable effective deferred taxes, advanced to ATIC pursuant to the Third-Party Quota Share Reinsurance Agreement], (b) with respect to Lonestar, the balance sheet contained in the Lonestar GAAP Statements for the period ending June 30, 2026, and (c) with respect to AU MGA, the balance sheet contained in the AU MGA GAAP Statements for the period ending June 30, 2026.
“Representative” means any Person’s Affiliates, or its or its Affiliates’ directors, officers, employees, agents, advisors, attorneys, accountants, consultants and representatives.
“Reserves” means all reserves and other liabilities for claims, benefits, losses (including incurred but not reported losses and losses in the course of settlement), expenses (including loss adjustment expenses) and unearned premium arising under or in connection with an Insurance Contract.
“Retention” has the meaning set forth in the R&W Policy.
“SAP” means statutory accounting practices prescribed by the Texas Department of Insurance, consistently applied.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller Benefit Plan” means each Employee Benefit Plan (other than the Company Benefit Plans) that Seller, any Company, or any of their ERISA Affiliates sponsors, maintains, or contributes to, or with respect to which Seller, any Company, or any of their ERISA Affiliates has any other obligation or Liability.
“Seller Disclosure Schedule” means the disclosure schedule (including any attachments thereto) delivered by Seller to Buyers contemporaneously with the execution and delivery of, and constituting a part of, this Agreement.
“Statutory Book Value” means with respect to any Investment Asset, as of any date, the dollar amount thereof as would be set forth, as of such date, in the statement of annual condition in the statutory financial statements of any Company or Seller, as applicable (assuming such date was the end of an annual period) determined in accordance with SAP.
“Statutory Surplus” means, with respect to ATIC as of any date of determination, the excess of admitted assets over total liabilities, as determined in accordance with SAP prescribed or permitted by the Texas Department of Insurance, consistently applied, and as reflected on the ATIC’s Financial Statements, calculated in a manner consistent with ATIC’s past practices, without giving effect to any purchase accounting adjustments, changes in reserving methodology, or other adjustments arising out of or resulting from the transactions contemplated by this Agreement
“Straddle Period” means any Tax period that includes, but does not end on, the Closing Effective Date.
“Subsidiary” of any Person at the time in question means another Person more than 50% of the total combined voting power of all classes of capital stock or other voting interests of which, or more than 50% of the equity securities of which, is at such time owned directly or indirectly by such first Person.
“Tax” (and, with correlative meaning, “Taxes”) means (a) any federal, state, local or foreign tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, goods and services, consumption, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security or other tax of whatever kind that is imposed or otherwise asserted by any Governmental Entity, but not including any guarantee fund assessment, and (b) any interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in this paragraph, whether or not disputed or otherwise at issue.
“Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.
“Tax Return” means any return, report, information, filing, document or similar statement required to be filed with a Governmental Entity with respect to the determination, assessment, collection, or imposition of any Tax or otherwise related to Taxes, including any schedule, attachment, information return, claim for refund, amended return, or declaration of estimated Tax.
“Third Party Claim” means any claim, action, suit, or proceeding made or brought by any Person that is not an Indemnitee.
“Third-Party Quota Share Reinsurance Agreement” means the quota share reinsurance agreement, dated as of April 1, 2026, by and between ATIC and IAT.
“Transaction Agreements” means this Agreement, the Key Executive Joinder, the Key Individual Joinders, and any other documents executed or delivered in connection therewith.
“Transaction Expenses” means, without duplication, all liabilities (except for any Taxes, including Conveyance Taxes) incurred by any party hereto for fees, expenses, costs or charges as a result of the contemplation, negotiation, efforts to consummate or consummation of the transactions contemplated by this Agreement, including any fees and expenses of investment bankers, attorneys, accountants or other advisors, and any fees payable by such parties to Governmental Entities or other third parties, in each case, in connection with the consummation of the transactions contemplated by this Agreement.
“Treasury Regulations” means all proposed, temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time.

In addition, the following terms shall have the respective meanings set forth in the following sections of this Agreement:

Term	Section
Actuarial Opinion Acquired Business Adjustment Report	3.29 5.11(c)(ii) 2.6(c)(v)
Affiliated Producer	3.19
Agreed Claims Agreement	7.6 Preamble
Appointed Actuary	3.29
Assumed Reinsurance Contracts	3.18(a)
ATIC	Recitals
ATIC Estimated Balance Sheet	2.4(a)(i)
ATIC Names	5.17
ATIC Shares	Recitals
ATIC Statutory Statements	3.6(a)
ATIC Subject Balance Sheet	2.6(b)(i)
ATIC Subsequent Statutory Financial Statements	5.16(a)
AU MGA	Recitals
AU MGA Estimated Balance Sheet	2.4(a)(iii)
AU MGA GAAP Statements	3.6(a)
AU MGA Membership Interests	Recitals
AU MGA Purchase Price	8.6
AU MGA Subject Balance Sheet	2.6(b)(iii)
AU MGA Subsequent GAAP Financial Statements	5.16(b)
Available Investments	3.27(a)
Bonus Period	5.13(b)
Burdensome Condition	5.4(c)
Buyer	Preamble
Buyer Bring-Down Certificate	2.3(b)
Buyer Fundamental Representation	7.1(a)
Buyer Indemnified Persons	7.2(a)
Ceded Reinsurance Contracts	3.18(a)
Closing	2.2
Closing Date	2.2
Closing Effective Date Company	2.2 Recitals
Company Business Assets	3.23(a)
Company Intellectual Property Rights	3.21(a)
Competing Business	5.11(a)

Term	Section
Condition Satisfaction	2.2
Contracts	3.14(a)
Conveyance Taxes	8.5
Cybersecurity Tail Policy D&O Tail Policy	5.10 5.10
E&O Tail Policy	5.10
Deferred Payments	2.5(a)
Delaware Courts	10.7(a)
Dispute Notice	2.6(c)(i)
Estimated AU MGA Closing Indebtedness	2.4(a)(iii)
Estimated ATIC Closing Indebtedness	2.4(a)(i)
Estimated Balance Sheets	2.4(a)(iii)
Estimated Lonestar Closing Indebtedness	2.4(a)(ii)
Equity Interests	Recitals
Fiduciary Tail Policy	5.10
Final Adjustment Statement	2.6(b)
Final Adjusted ATIC Closing Statutory Surplus	2.6(c)(vii)
Final AU MGA Balance Sheet	2.6(c)(vii)
Final AU MGA Closing Indebtedness	2.6(c)(vii)
Final ATIC Balance Sheet	2.6(c)(vii)
Final ATIC Closing Indebtedness	2.6(c)(vii)
Final Balance Sheets	2.6(c)(vii)
Final Lonestar Balance Sheet	2.6(c)(vii)
Final Lonestar Closing Indebtedness	2.6(c)(vii)
Financial Statements	3.6(a)
HOA Holdco	Preamble
Independent Accounting Firm Leased Real Property	2.6(c)(iii) 3.23(e)
Key Executive Joinder Key Individual Joinders	Recitals Recitals
Investment Guidelines	3.27(b)
Leases	3.23(e)
Liens	3.2(a)
Lonestar	Recitals
Lonestar Estimated Balance Sheet	2.4(a)(ii)
Lonestar Membership Interests	Recitals
Lonestar GAAP Statements	3.6(a)
Lonestar Subject Balance Sheet	2.6(b)(ii)
Lonestar Subsequent GAAP Financial Statements	5.16(a)
Material Customers	3.15(a)

Term	Section
Material Vendors	3.15(b)
Money Laundering Laws	3.28(b)
OFAC	3.28(c)
Order	3.13
Outside Date	9.1(b)
Permits	3.12(b)
PRCH Stock	2.4(c)
Purchase Price Allocation Schedule	8.6
Reciprocal	Preamble
Reinsurance Contracts	3.18(a)
Related Party Agreements	3.25
Released Matters	5.15
Released Party	5.15
Releasing Party	5.15
Required Filings	5.20(a)
Review Period	2.6(c)(i)
Scheduled Company Intellectual Property	3.21(a)
Security Incident	3.21(f)
Seller	Preamble
Seller Bring-Down Certificate	2.3(a)(ii)
Seller Fundamental Representation	7.1(a)
Seller Incentive Award	5.13(b)
Seller Indemnified Persons	7.2(b)
Subject Balance Sheets	2.6(b)(iii)
Tail Policies	5.10
Tax Contest	8.4
Tax Refund	8.3(a)
Transferred Employees	5.13(a)

ARTICLE II
PURCHASE OF THE MEMBERSHIP INTERESTS
Section 2.1.    Purchase and Sale of Equity Interests. Upon the terms and subject to the conditions of this Agreement and subject to the adjustments set forth herein, (i) Seller agrees to sell to HOA Holdco, and HOA Holdco agrees to purchase from Seller for the HOA Holdco Final Initial Amount, all of the AU MGA Membership Interests and Lonestar Membership Interests, free and clear of any Liens, (ii) Seller agrees to sell to Reciprocal, and Reciprocal agrees to purchase from Seller for the Reciprocal Final Initial Amount plus the Deferred Payments, all of the ATIC Shares, free and clear of any Liens. Without limiting the foregoing, the Seller shall (a) repay any Indebtedness secured by a Lien on any of the Equity Interests from the Aggregate Estimated Initial Amount at the Closing and procure pay-off letters from all creditors having a Lien on the Equity Interests in a form reasonably acceptable to the Buyers and (b) cause any other Liens on the Equity Interests other than those described in clause (a) to be released at or prior to Closing.
Section 2.2.    Closing. The closing of the purchase and sale of the Equity Interests and other transactions contemplated by this Agreement that are to occur on or prior to the closing (the “Closing”) shall take place at the offices of Eversheds Sutherland (US) LLP, at 10:00 a.m., Central time, on a Business Day selected by the Buyers that is within ten (10) Business Days following the later of (a) the first date on which all the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) in accordance with this Agreement (the “Condition Satisfaction”) and (b) January 1, 2027, unless another date, time or place is agreed to in writing by the parties hereto. The Closing shall, for all purposes under this Agreement be deemed effective as of the first calendar day of the month in which the Closing occurs (the “Closing Effective Date”). The actual date and time on which the Closing occurs are referred to herein as the “Closing Date.”
Section 2.3.    Closing Deliveries.
(a)    Seller’s Closing Deliveries. At the Closing, Seller shall deliver or cause to be delivered to Buyers:
(i)    certificates representing the Equity Interests (if such Equity Interests are certificated), duly endorsed in blank and/or sufficient instruments of transfer to transfer the Equity Interests to the applicable Buyer;
(ii)    a certificate of Seller duly executed by an authorized officer of Seller, dated as of the Closing Date, certifying as to Seller’s compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) (the “Seller Bring-Down Certificate”);
(iii)    the written resignations of the directors of the Companies and the secretary of ATIC, effective as of the Closing, except as requested by the Buyers not less than five (5) Business Days prior to the Closing;
(iv)    an IRS Form W-9 duly executed by Seller, as of the Closing Date;
(v)    the approvals, authorizations, consents, waivers or licenses described on Section 3.5 of the Seller Disclosure Schedule;
(vi)    the Books and Records, including all Certificates of Authority included in Section 3.12(b)(i) of the Seller Disclosure Schedule;

(vii)    evidence of the termination of any Company Benefit Plans as of immediately prior to Closing;
(viii)    evidence of the termination of all Related Party Agreements required to be terminated pursuant to Section 5.6 in a form reasonably satisfactory to Buyer; and
(ix)    payoff letters from each lender for the Indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such Indebtedness on the Closing Date) in a form reasonably acceptable to the Buyers.
(b)    Buyers’ Closing Deliveries. At the Closing, the Buyers shall make the payments contemplated by Section 2.4(c) and Buyers shall deliver or cause to be delivered to Seller:
(i)    a certificate of each Buyer duly executed by an authorized officer of each Buyer, dated as of the Closing Date, certifying as to each Buyer’s compliance with the conditions set forth in Section 6.3(a) and Section 6.3(b) (the “Buyer Bring-Down Certificate”); and
(ii)    a true and complete copy of Buyers’ representation and warranty insurance binder with the form of R&W Policy attached, if issued and in full force and effect on the Closing Date.
Section 2.4.    Payment at Closing.
(a)    No later than five (5) Business Days prior to the anticipated Closing Date, Seller shall deliver to Buyers a statement setting forth:
(i)    an estimated balance sheet of ATIC as of the Closing Effective Date (the “ATIC Estimated Balance Sheet”) and Seller’s estimates of the Adjusted ATIC Statutory Surplus as of the Closing Effective Date (the “Estimated Adjusted ATIC Statutory Surplus”) and the ATIC Closing Indebtedness (the “Estimated ATIC Closing Indebtedness”) based on the ATIC Estimated Balance Sheet and in reasonable detail;
(ii)    an estimated balance sheet of Lonestar as of the Closing Effective Date (the “Lonestar Estimated Balance Sheet,”) and Seller’s estimate of the Lonestar Closing Indebtedness (the “Estimated Lonestar Closing Indebtedness”) based on the Lonestar Estimated Balance Sheet and in reasonable detail;
(iii)    an estimated balance sheet of AU MGA as of the Closing Effective Date (the “AU MGA Estimated Balance Sheet,” and together with the ATIC Estimated Balance Sheet and the Lonestar Estimated Balance Sheet, the “Estimated Balance Sheets”), and the Seller’s estimate of the AU MGA Closing Indebtedness (the “Estimated

AU MGA Closing Indebtedness”) based on the AUG MGA Estimated Balance Sheet and in reasonable detail; and
(iv)    Seller’s resulting calculation, based on the information provided under Section 2.4(a)(i), Section 2.4(a)(ii) and Section 2.4(a)(iii), of the HOA Holdco Estimated Initial Amount and the Reciprocal Estimated Initial Amount, in each case in reasonable detail.
The Estimated Balance Sheets shall be (i) in the form of the Reference Balance Sheets for the respective Companies, as applicable; (ii) prepared in accordance with the applicable Accounting Principles and with Reserves estimated and recorded in a method consistent with actuarial practices utilized historically at year-end by the Companies (including post-hurricane season adjustments in Reserves with respect to CAT load and to the loss ratio to reflect actual loss experience compared to budgeted loss amounts through the end of the calendar year); for avoidance of doubt, the Reserves selected will be at the 75% confidence level of the actuarial range of estimates using the same actuarial methodologies as captured in the respective Reference Balance Sheets for the Companies, as applicable; (iii) derived from and prepared using the relevant Books and Records; (iv) accompanied by work papers and other supporting documentation with respect to the calculation of the amounts set forth thereon; and (v) accompanied by a written certificate of the chief financial or accounting officer of Seller certifying that the Estimated Balance Sheets (x) were prepared in good faith, (y) are based upon the Books and Records, and (z) were prepared in accordance with the applicable Accounting Principles.
(b)    In addition to the deliveries contemplated by Section 2.3 and subject to Section 2.4(c), on the Closing Date, (i) HOA Holdco shall pay to Seller or its designees, by wire transfer to an account or accounts designated by Seller, immediately available funds in an amount equal to the HOA Holdco Estimated Initial Amount and (ii) Reciprocal shall pay to Seller or its designees, by wire transfer to an account or accounts designated by Seller, immediately available funds in an amount equal to the Reciprocal Estimated Initial Amount. The accounts to which such payments will be made shall be designated by Seller in writing at least two (2) Business Days prior to the Closing Date.
(c)    Notwithstanding the foregoing, HOA Holdco may, in HOA Holdco’s sole discretion, pay up to $20,000,000 of the HOA Holdco Estimated Initial Amount in shares of Porch common stock (“PRCH Stock”) to Seller. In the event HOA Holdco desires to pay any portion of the HOA Holdco Estimated Initial Amount in PRCH Stock, (i) up to $5,000,000 of PRCH Stock will be due on the Closing Date and, if needed, additional amounts up to $5,000,000 on the dates that are one, two, and three weeks, respectively following such date (or, if such date is not a Business Day, the next succeeding Business Day) and (ii) HOA Holdco shall use its reasonable best efforts to cause any PRCH Stock to be transferred and registered for resale under the Securities Act and free from transfer restrictions on, or as soon as reasonably practicable after, such due dates, but, except as otherwise required by Applicable Law, the PRCH Stock will be registered for resale and free from transfer restrictions no later than five (5) Days following such due dates. For purposes of determining the number of shares of PRCH Stock to be transferred pursuant to this Section 2.4(c), the per-share value of PRCH Stock shall be based on the price of PRCH Stock at 4:00 p.m. ET on the Business Day immediately prior to the applicable due date, as reported on Nasdaq. For the avoidance of doubt, the shares of PRCH Stock to be paid by HOA Holdco pursuant to this Section 2.4(c) shall be paid to Seller only and not to any designee of Seller.
Section 2.5.    Deferred Payments.
(a)    General. Reciprocal shall pay to Seller, as consideration for the ATIC Membership Interests the deferred payments described in this Section 2.5 (the “Deferred Payments”) as additional purchase price consideration. All Deferred Payments shall be treated as purchase price consideration for all Tax purposes, to the extent permitted by Applicable Law.
(b)    Deferred Payment Schedule. Subject to Section 2.5(e) (Deferred Payment Withholding and Offset), Reciprocal shall pay to Seller eleven individual Deferred Payments equal to $4,166,666 on or before the first Business Day of each month during the period following the Closing Date through the period up to eleven months after the Closing and a final Deferred Payment equal to $4,166,674 on or before the first Business Day of the twelve-month after the Closing; provided that Reciprocal may, in its sole discretion, elect to pay any or all of the Deferred Payments on an earlier date.
(c)    Stock Payment Option. Reciprocal may elect, in Reciprocal’s sole discretion, to pay any Deferred Payment due by Reciprocal to Seller in shares of PRCH Stock, subject to the following:
(i)    In the event Reciprocal elects to pay any portion of the Deferred Payments in PRCH Stock, Reciprocal shall use its reasonable best efforts to cause any PRCH Stock to be transferred and registered for resale under the Securities Act and free from transfer restrictions on, or as soon as reasonably practicable after, the applicable due date specified in Section 2.5(b), but, except as otherwise required by Applicable Law, the PRCH Stock will be registered for resale and free from transfer restrictions no later than five (5) Days following such due dates.
(ii)    For purposes of determining the number of shares of PRCH Stock to be paid in satisfaction of any Deferred Payment, the per-share value of PRCH Stock shall be based on the price of PRCH Stock at 4:00 p.m. ET on the Business Day immediately prior to the applicable payment date, as reported on Nasdaq.
(iii)    For the avoidance of doubt, the shares of PRCH Stock to be paid by Reciprocal pursuant to this Section 2.5(c) shall be paid to Seller only and not to any designee of Seller.
(d)    Deferred Payments as Purchase Price. The parties intend that all Deferred Payments shall constitute additional purchase price consideration for all purposes,

including for Tax purposes, and shall file all Tax Returns consistently therewith to the extent permitted by Applicable Law.
(e)    Deferred Payment Withholding and Offset.
(i)    To the fullest extent permitted by Applicable Law, the Deferred Payments otherwise payable shall be subject to reduction, offset, and recoupment, on a dollar-for-dollar basis, by (A) the absolute value of any negative Final Adjustment Amount payable by Seller pursuant to Section 2.6(d), (B) the amount of any Indemnifiable Losses payable to a Buyer Indemnified Person in respect of an Agreed Claim pursuant to Section 7.6(b) or Section 7.6(c). Any such reduction, offset and recoupment shall be applied first to the latest in time Deferred Payment due by Reciprocal, then to the next latest Deferred Payment, and so on in reverse chronological order until the amounts required to be paid under clauses (A) or (B) have been satisfied.
(ii)    Buyers shall also be permitted to withhold, on a dollar-for-dollar basis and in the same manner described in Section 2.5(e)(i), such portion of the Deferred Payments as Buyers reasonably determine in good faith are necessary to satisfy any claim for indemnification by a Buyer Indemnified Person under this Agreement that has been asserted but has not yet been resolved in a manner such that it is an Agreed Claim (an “Unresolved Claim”), which amount may be withheld until such Unresolved Claim becomes an Agreed Claim. Upon the final determination or settlement of any Unresolved Claim, Buyers shall (i) apply the withheld amounts to satisfy any resulting Agreed Claim in accordance with Section 2.5(e)(i) and (ii) to the extent that the Deferred Payment would otherwise have been previously paid to Seller if not withheld in accordance with this Section 2.5(e)(ii), Reciprocal shall promptly pay to the Seller any remaining withheld amounts from the applicable Deferred Payment not applied in satisfaction of such Agreed Claim, without interest unless otherwise required by Applicable Law or expressly provided herein.
(iii)    All rights of withholding, offset, and recoupment set forth in this Section are cumulative and in addition to, and not in limitation of, any other rights or remedies available to Buyers under this Agreement, at law, or in equity, except as expressly provided in this Section 2.5(e); provided, that Buyers shall not recover the same Indemnifiable Losses more than once.
(iv)    Buyers’ rights under this Section shall survive any determination or expiration of the Deferred Payment Period and shall apply to any Deferred Payments not yet paid.
Section 2.6.    Post-Closing Payments.
(a)    The Final Adjustment Amount shall be determined as set forth in subsections (b) and (c) of this Section 2.6 and related payments shall be made by the parties in accordance with subsection (d) of this Section 2.6.

(b)    No later than 90 days after the Closing Date, the Buyers shall deliver to Seller a statement (the “Final Adjustment Statement”) setting forth:
(i)    a balance sheet of ATIC as of the Closing Effective Date (the “ATIC Subject Balance Sheet”) and their calculation of the ATIC Adjusted Statutory Surplus as of the Closing Effective Date (the “Adjusted ATIC Closing Statutory Surplus”) and the ATIC Closing Indebtedness based on the ATIC Subject Balance Sheet and in reasonable detail;
(ii)    a balance sheet of Lonestar as of the Closing Effective Date (the “Lonestar Subject Balance Sheet”) and their calculation of the Lonestar Closing Indebtedness based on the Lonestar Subject Balance Sheet and in reasonable detail;
(iii)    a balance sheet of AU MGA as of the Closing Effective Date (the “AU MGA Subject Balance Sheet, and together with the ATIC Subject Balance Sheet and the Lonestar Balance Sheet, the “Subject Balance Sheets”) and their calculation of the AU MGA Closing Indebtedness based on the AUG MGA Subject Balance Sheet and in reasonable detail; and
(iv)    Seller’s resulting calculation, based on the information provided under Section 2.6(b)(i), Section 2.6(b)(ii) and Section 2.6(b)(iii), of the HOA Holdco Final Initial Amount and the Reciprocal Final Initial Amount, in each case in reasonable detail.
The Subject Balance Sheets shall be (i) in the form of the Reference Balance Sheets for the respective Companies, as applicable; (ii) prepared in accordance with the applicable Accounting Principles and with the Reserves being calculated using the same actuarial methodologies, assumptions, and principles as described in clause (ii) of the last sentence of Section 2.4(a); (iii) derived from and prepared using the relevant Books and Records; (iv) accompanied by work papers and other supporting documentation with respect to the calculation of the amounts set forth thereon; and (v) accompanied by a written certificate of the chief financial or accounting officer of Buyers certifying that the Subject Balance Sheets (x) were prepared in good faith (y) are based upon the Books and Records, and (z) were prepared in accordance with the applicable Accounting Principles. In furtherance of such preparation, Seller will make reasonably available the employees of Seller and its Affiliates to Buyers and their Representatives to the extent such employees are responsible for or knowledgeable about the preparation of the Subject Balance Sheets and shall provide access to all documentation, records and other information of Seller and its Affiliates as the Buyers or any of their Representatives may reasonably request to the extent reasonably relevant to the preparation of the Subject Balance Sheets; provided, that such access does not unreasonably interfere with the conduct of the business of Seller and its Affiliates.
(c)    (i)     Seller shall have 30 days from the date on which the Final Adjustment Statement is delivered to it to review the Final Adjustment Statement, the Subject Balance Sheets and the calculations of the ATIC Closing Indebtedness, the

Adjusted ATIC Closing Statutory Surplus, the Lonestar Closing Indebtedness, the AU MGA Closing Indebtedness, the HOA Holdco Final Initial Amount and the Reciprocal Final Initial Amount based thereon (the “Review Period”). In furtherance of such review, the Buyers will make reasonably available the employees of Buyers and the Companies to Seller and its Representatives to the extent such employees are responsible for or knowledgeable about the preparation of the Subject Balance Sheets and shall provide access to all documentation, records and other information of the Buyers and the Companies as Seller or any of its Representatives may reasonably request to the extent reasonably relevant to the preparation of the Subject Balance Sheets; provided, that such access does not unreasonably interfere with the conduct of the business of the Buyers or the Companies.
(ii)    If Seller believes that the Final Adjustment Statement (including any amount or computation set forth therein) contains mathematical errors, was not prepared in accordance with the Accounting Principles or contains any other errors or misstatements, Seller may, on or prior to the last day of the Review Period, deliver a notice to the Buyers setting forth, in reasonable detail, each such disputed item or amount and the basis for Seller’s disagreement therewith (the “Dispute Notice”). The Dispute Notice shall set forth, with respect to each disputed item, Seller’s position as to the correct amount or computation that should have been included in the Final Adjustment Statement and as to the Final Adjustment Amount.
(iii)    If no Dispute Notice is received by Buyers with respect to any item in the Final Adjustment Statement on or prior to the last day of the Review Period, the amount or computation with respect to such item as set forth in the Final Adjustment Statement shall be deemed accepted by Seller, whereupon the amount or computation of such item or items shall be final and binding on the parties.
(iv)    For a period of ten (10) Business Days beginning on the date that the Buyers receive a Dispute Notice, if any, the Buyers, as applicable, and Seller shall endeavor in good faith to resolve by mutual agreement all matters identified in the Dispute Notice. In the event that the parties are unable to resolve by mutual agreement any matter in the Dispute Notice within such ten (10) Business Day period, the Buyers, as applicable, or Seller may engage KPMG, or if KPMG is unwilling or unable to serve, another accounting firm of national reputation or any other Person, as mutually agreed by the parties hereto (the “Independent Accounting Firm”), to make a determination with respect to all matters in dispute.
(v)    The Buyers, as applicable, and Seller will direct the Independent Accounting Firm to render a determination within 30 days after its retention, and the Buyers (as applicable), Seller and their respective employees and agents will cooperate with the Independent Accounting Firm during its engagement. The Buyers (as applicable), on the one hand, and Seller, on the other hand, shall promptly (and in any event within ten (10) Business Days) after the Independent Accounting Firm’s engagement, each submit to the Independent Accounting Firm their respective computations of the disputed items identified in the Dispute Notice and information, arguments and support for their respective positions, and shall concurrently deliver a copy of such materials to the other party. Each party shall then be given an opportunity to supplement the information, arguments and support included in its initial submission with one additional submission to respond to any arguments or positions taken by the other party in such other party’s initial submission, which supplemental information shall be submitted to the Independent Accounting Firm (with a copy thereof to the other party) within five (5) Business Days after the first date on which both parties have submitted their respective initial submissions to the Independent Accounting Firm. The Independent Accounting Firm shall thereafter be permitted to request additional or clarifying information from the parties, and each of the parties shall cooperate and shall cause their Representatives to cooperate with such requests of the Independent Accounting Firm. The Independent Accounting Firm shall determine, based solely on the materials so presented by the parties and upon information received in response to such requests for additional or clarifying information and not by independent review, only those issues in dispute specifically set forth in the Dispute Notice and shall render a written report to the Buyers (as applicable) and Seller (the “Adjustment Report”) in which the Independent Accounting Firm shall, after considering all matters set forth in the Dispute Notice, determine what adjustments, if any, should be made to the amounts and computations set forth in the Final Adjustment Statement solely as to the disputed items and shall determine the appropriate Final Adjustment Amount on that basis.
(vi)    The Adjustment Report shall set forth, in reasonable detail, the Independent Accounting Firm’s determination with respect to each of the disputed items or amounts specified in the Dispute Notice, and the revisions, if any, to be made to the Final Adjustment Statement, together with supporting calculations. In resolving any disputed item, the Independent Accounting Firm (i) shall be bound to the principles of this Section 2.6 and the terms of this Agreement, (ii) shall limit its review to matters specifically set forth in the Dispute Notice and (iii) shall not assign a value to any item higher than the highest value for such item claimed by either party or less than the lowest value for such item claimed by either party.
(vii)    All fees and expenses relating to the work of the Independent Accounting Firm shall be borne by the Buyers, on the one hand, and Seller, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The Adjustment Report, absent Fraud, shall be final and binding upon the Buyers (as applicable) and Seller, and shall be deemed a final arbitration award that is binding on each of the Buyers (as applicable) and Seller, and no party shall seek further recourse to courts, other tribunals or otherwise, other than to enforce the Adjustment Report.

(viii)    The final form of the balance sheet of ATIC as finally determined pursuant to this Section 2.6 is referred to herein as the “Final ATIC Balance Sheet,” and the Adjusted ATIC Closing Statutory Surplus and ATIC Closing Indebtedness calculated therefrom, are referred to as the “Final Adjusted ATIC Closing Statutory Surplus” and “Final ATIC Closing Indebtedness”, respectively. The final form of the balance sheet of Lonestar as finally determined pursuant to this Section 2.6 is referred to herein as the “Final Lonestar Balance Sheet” and the Lonestar Closing Indebtedness calculated therefrom is referred to as the “Final Lonestar Closing Indebtedness,” The final form of the balance sheet of AU MGA as finally determined pursuant to this Section 2.6 is referred to herein as the “Final AU MGA Balance Sheet” (and, together with the Final ATIC Balance Sheet and the Final Lonestar Balance Sheet, the “Final Balance Sheets”) and the AU MGA Closing Indebtedness calculated therefrom is referred to as the “Final AU MGA Closing Indebtedness.” Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 2.6 represent the sole and exclusive method for determining the Final ATIC Balance Sheet, Final Adjusted ATIC Closing Statutory Surplus, the Final ATIC Closing Indebtedness, the Final Lonestar Balance Sheet, the Final Lonestar Closing Indebtedness, the Final AU MGA Balance Sheet, and the Final AU MGA Closing Indebtedness; provided, that, for the avoidance of doubt, nothing contained in this Section 2.6(c)(viii) is intended or shall be construed to supersede, nullify, waive or in any way affect the rights of the Buyers or Seller under Article VII or Article VIII of this Agreement or in the event of Fraud.
(d)    If the Final Adjustment Amount is a negative number, then Seller shall pay the absolute value of the Final Adjustment Amount through a reduction to the Deferred Payments in accordance with Section 2.5(e)(i). If the Final Adjustment Amount is a positive number, then the Buyers shall pay the Final Adjustment Amount to Seller or its designee by wire transfer of immediately available funds within five (5) Business Days after the final determination thereof.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the Seller Disclosure Schedule, Seller represents and warrants to Buyers, as of the date hereof and as of the Closing Date, as follows. For the avoidance of doubt, any reference to “Company” shall mean each Company, unless otherwise expressly indicated to apply to AU MGA, Lonestar, and/or ATIC.
Section 3.1.    Organization, Standing and Corporate Power.
(a)    Seller is duly formed, validly existing and in good standing under the laws of the State of Delaware. Each Company is duly incorporated or organized, validly existing and in good standing under the laws of its state of incorporation or formation, as applicable. Each Company and Seller has the requisite power and authority to own, lease or otherwise hold the assets and properties owned, leased or otherwise held by it and to carry on its business as now being conducted. Each Company is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or in good standing has not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.
(b)    Seller has made available to the Buyers true, complete and correct copies of the Organizational Documents of each Company. The Organizational Documents of each Company that have been so delivered are in full force and effect.
Section 3.2.    Capital Structure.
(a)    The authorized capital stock of ATIC consists of 10,000,000 shares of common stock, $1.00 par value per share. The issued and outstanding capital stock of ATIC as of the date hereof consists of 5,000,000 shares of common stock, $1.00 par value per share, which constitute the ATIC Shares. The authorized and outstanding membership interests of AU MGA consist solely of the membership interest held by Seller, which constitute the AU MGA Membership Interests. The authorized and outstanding membership interests of Lonestar consist solely the membership interest held by Seller, which constitute the Lonestar Membership Interests. The issued and outstanding equity interests of the Companies consist solely of the Equity Interests. All Equity Interests were duly authorized and validly issued pursuant to each Company’s respective Organizational Documents and are fully paid and non-assessable. Seller is the record and beneficial owner of good, valid and marketable title to all of the Equity Interests, free and clear of all pledges, liens, charges, encumbrances, security interests, options, or restrictions of any kind or other adverse claims of any kind (collectively, “Liens”). There are no restrictions upon the voting or transfer of the Equity Interests pursuant to the Organizational Documents of each Company or any agreement to which Seller or any Company is a party. Upon delivery to Buyers at the Closing as herein provided, good and valid title to the Equity Interests will pass to each Buyer free and clear of all Liens.
(b)    Except as set forth in Section 3.2(b) of the Seller Disclosure Schedule, there are no (i) securities of any Company convertible into or exercisable or exchangeable for membership interests, common stock, or other voting or equity interests in any Company, (ii) options or other rights or agreements, commitments or understandings of any kind to acquire from any Company, or other obligation of Seller or any Company to issue, transfer or sell, any shares of capital stock or membership interests of or other voting or equity interests in any Company or securities convertible into or exercisable or exchangeable for membership interests of or other voting or equity interests in any Company, (iii) voting trusts, proxies or other similar agreements or understandings to which Seller or any Company is a party or by which Seller or any Company is bound with respect to the voting of any membership interests of or other voting or equity interests in any Company or (iv) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any membership interests of or other voting or equity interests in any Company that have been issued or that are reserved for issuance or outstanding. There are no outstanding obligations of any

Company to repurchase, redeem or otherwise acquire any equity interests of any Company.
Section 3.3.    Subsidiaries. No Company owns any shares of the capital stock or membership interests of, or other voting or equity interest in, any Person, except for Investment Assets that are held in the ordinary course of business consistent with past practice and that in aggregate equal less than 5% of the total issued and outstanding voting securities of such Person.
Section 3.4.    Authority.
(a)    Seller has the requisite power and authority to enter into the Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of the Transaction Agreements to which it is or will be a party and the consummation by Seller of the transactions contemplated thereby have been and, with respect to the Transaction Agreements to be executed and delivered at Closing, will be, duly authorized by all necessary action on the part of Seller. Each of the Transaction Agreements to which Seller is or will be a party have been or, with respect to the Transaction Agreements to be executed and delivered at the Closing, will be, duly executed and delivered by Seller and, assuming the Transaction Agreements constitute legal, valid and binding agreements of the other parties thereto, constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
Section 3.5.    Noncontravention; Consents. Except as disclosed in Section 3.5 of the Seller Disclosure Schedule, the execution and delivery of the Transaction Agreements by Seller to which it is or will be a party thereto, and the consummation of the transactions contemplated thereby by Seller, do not and will not (i) conflict with any of the provisions of the Organizational Documents of Seller or any Company, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time or both) under, give rise to a right of termination under, or result in the creation of any Lien on any property, asset or right of any Company or any Company Business under, any contract or (iii) subject to the matters referred to in the next sentence, contravene any Applicable Law, which, in the case of clause (ii) above, has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Seller in connection with the execution and delivery of the Transaction Agreements by Seller, or the consummation by Seller of the transactions contemplated thereby, except for (i) such consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 3.5 of the Seller Disclosure Schedule and (ii) such other consents, approvals, authorizations, declarations, filings or notices that are not, individually or in the aggregate, material.

Section 3.6.    Financial Statements; Internal Controls.
(a)    Seller has previously delivered to the Buyers true, correct and complete copies of the following financial statements (the “Financial Statements”): (i) the audited annual statutory financial statements of ATIC (together with all material supporting documents in connection therewith) as of and for the years ended December 31, 2024 and December 31, 2025 and the unaudited interim statutory financial statements of ATIC as of and for the six month period ending June 30, 2026 (collectively, and together with the ATIC Subsequent Statutory Financial Statements, the “ATIC Statutory Statements”), (ii) the unaudited annual financial statements of Lonestar (together with all material supporting documents in connection therewith) as of and for the years ended December 31, 2024 and December 31, 2025 and the unaudited interim financial statements of Lonestar as of and for the six month period ending June 30, 2026 (collectively, and together with the Lonestar Subsequent GAAP Financial Statements, the “Lonestar GAAP Statements”), and (iii) the unaudited financial statements of AU MGA prepared in accordance with GAAP as of and for the years ended December 31, 2024 and December 31, 2025 and the unaudited interim financial statements of AU MGA as of and for the six month period ending June 30, 2026 (collectively, and together with the AU MGA Subsequent GAAP Financial Statements, the “AU MGA GAAP Statements”). No Governmental Entity has requested the refiling or amending of any Financial Statement. The Financial Statements (A) were derived from and are consistent with the Books and Records, (B) (i) were prepared in accordance with SAP, in the case of the ATIC Statutory Statements and (ii) were prepared in accordance with GAAP, in the case of the Lonestar GAAP Statements and the AU MGA GAAP Statements, in each case as applied on a consistent basis during the periods presented, and (C) fairly present, in all material respects, the financial position, assets, liabilities and capital and surplus of each Company at their respective dates and the results of operations, changes in surplus and cash flows of each Company at and for the respective periods indicated. No material weakness or significant deficiency has been asserted by any Governmental Entity or any Company’s independent public accounting firm with respect to any of the Financial Statements and there are no permitted practices utilized in the preparation of the Financial Statements.
(b)    The Estimated Balance Sheets will be (i) derived from, prepared using and in all material respects consistent with the Books and Records; (ii) determined in accordance with SAP or GAAP, as applicable, applied on a consistent basis with the periods presented in the Financial Statements; (except to the extent of any adjustments to SAP or GAAP or the application thereof expressly embodied in the Accounting Principles) and (iii) prepared in accordance with the Accounting Principles and using the same accounting and actuarial methodologies and assumptions, and in each case the application thereof, Seller used in preparing the Reference Balance Sheets for the Companies, as applicable.
(c)    Each Company has devised and maintained systems of internal accounting controls with respect to its business sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and SAP, as applicable, and to maintain proper accountability for items, (iii) access to its property and assets is permitted only in accordance with management’s general or specific authorization and (iv) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences.
(d)    The Reserves reported in the Financial Statements, and which will be reported in the Estimated Balance Sheets (A) were or will be determined, in all material respects, in accordance with generally accepted actuarial standards consistently applied throughout the specified period, (B) are fairly stated, in all material respects, in accordance with sound actuarial principles and SAP or GAAP, as applicable, and (C) were determined, in all material respects, and include, in all material respects, provisions for all actuarial reserves and related items required to be established in accordance with Applicable Law.
Section 3.7.    No Undisclosed Liabilities. No Company has any material Liability except (i) those Liabilities provided for or disclosed in their applicable Reference Balance Sheet or in the notes thereto, (ii) Liabilities disclosed in Section 3.7 of the Seller Disclosure Schedule and (iii) Liabilities incurred since June 30, 2026 in the ordinary course of business consistent with past practice none of which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect.
Section 3.8.    Debt-Free; Unencumbered Assets and Cash Flows.
(a)    Section 3.8(a) of the Seller Disclosure Schedule sets forth a true and complete list of all outstanding Indebtedness of the Companies, if any. None of the Companies is in default, nor is any waiver of default presently in effect, in the payment of any principal or interest on any such Indebtedness.
(b)    All assets of each Company, and all rights to receive cash flows arising therefrom, are and shall be owned beneficially and of record by each Company, free and clear of any Liens, except as set forth on Section 3.8(b) of the Sellers Disclosure Schedule.
(c)    All cash, cash equivalents, accounts receivable, and other cash flows of each Company are not subject to any restriction, obligation, or arrangement requiring payment, turnover, or remittance to Seller, equity holder, lender, or other third party (except in the ordinary course of business or as expressly disclosed), and shall be delivered to Buyers free and clear of any such obligations at Closing.
Section 3.9.    Absence of Certain Changes or Events. Except as disclosed in Section 3.9 of the Seller Disclosure Schedule, from June 30, 2026 through the Closing Date, (i) each Company and each Company’s Affiliates have conducted the Company Business in the ordinary course of business consistent with past practice, and (ii) there has not been any fact, circumstance, condition, event or change having, or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting the generality of the foregoing, from June 30, 2026 through the Closing Date, each Company and Seller have not, except as set forth in Section 3.9 of the Seller Disclosure Schedule, taken any action or failed to take any action that would have resulted in a breach of Section 5.1, had such Section been in effect since June 30, 2026.
Section 3.10.    Employees and Benefit Plans.
(a)    Section 3.10(a) of the Seller Disclosure Schedule includes a true and complete list of all Company Benefit Plans as of the date hereof. With respect to each such Company Benefit Plan, Seller has delivered or made available to the Buyers copies of, as applicable, (i) each plan document or other writing constituting such Company Benefit Plan and all amendments thereto, or an accurate description of any such Company Benefit Plan that is not in writing, (ii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required, (iii) the most recent favorable determination letter from the Internal Revenue Service with respect to each Company Benefit Plan intended to qualify under Section 401(a) of the Code, (iv) all non-routine communications received from or sent to the Internal Revenue Service, Pension Benefit Guaranty Corporation, or U.S. Department of Labor, (v) a true and complete copy of the two most recently filed Forms 5500 for each Company Benefit Plan (including all attachments, audit reports, and schedules), and (vi) copies of the two most recently filed Forms 1094-C filed for any applicable Company Benefit Plan.
(b)    There are no material claims or disputes pending or, to the Knowledge of Seller, threatened with respect to any Company Benefit Plan, other than routine claims for benefits.
(c)    Except to the extent required by COBRA, no Company Benefit Plan provides medical, dental, or life insurance coverage or any other welfare benefits after termination of employment.
(d)    Neither any Company, Seller, nor any of their respective ERISA Affiliates maintains, sponsors, participates in, contributes to, or otherwise has or may reasonably be expected to have any Liability under an Employee Benefit Plan that is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or a multiple employer plan within the meaning of Section 413(c) of the Code, (ii) an Employee Benefit Plan subject to Section 4063 or 4064 of ERISA, (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, (iv) an Employee Benefit Plan funded by a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code, (v) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is not intended to be qualified under Section 401(a) of the Code or (vi) any other Employee Benefit Plan subject to Section 412 of the Code, Section 430 of the Code or Title IV of ERISA. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a Liability of any Company following the Closing.

(e)    Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and the trust that is a part thereof, is subject to a favorable determination letter or opinion letter by the Internal Revenue Service, and no event has occurred and no condition exists that has adversely affected or would reasonably be expected to adversely affect the qualification of any such Company Benefit Plan. Each Company Benefit Plan (i) has been administered in all material respects in accordance with its terms, and (ii) is in compliance in all material respects with all Applicable Laws. All contributions, premiums, or payments due under each Company Benefit Plan have been paid, or, if not yet due, have been properly reflected or accrued on the applicable Company’s financial statements to the extent required. Nothing has occurred with respect to any Company Benefit Plan that has subjected or would reasonably be expected to subject any Company, with respect to any period on or after the Closing, to a penalty under Section 502 of ERISA or to tax or penalty under Sections 4975 or 4980H of the Internal Revenue Code.
(f)    Except as disclosed in Section 3.10(f) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (alone or in combination with any event), or any termination of employment of service or any other event in connection therewith will, individually or together with the occurrence of some other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any Company Employee, independent contractor or consultant, (ii) increase the amount or value of any compensation or benefit otherwise payable or required to be provided to any Company Employee, independent contractor, or consultant, (iii) result in the acceleration of the time of payment, vesting, or funding of any such benefit or compensation to any Company Employee, independent contractor, or consultant, or (iv) result in the forgiveness of any loan made by any Company, Seller or any of their Affiliates to any Company Employee, independent contractor, or consultant. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) to a Company Employee in connection with the transactions contemplated hereby will be an “excess parachute payment” within the meaning of Section 280G of the Code. No person is entitled to receive a payment from any Company, Seller, or any of their Affiliates as a Tax gross-up or other payment, as a result of Taxes imposed under Section 409A or Section 4999 of the Code.
(g)    Each Company Benefit Plan that is subject to Section 409A of the Internal Revenue Code has been administered in compliance in all material respects with its terms and the operational and documentary requirements of Section 409A of the Internal Revenue Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder.
(h)    Section 3.10(h) of the Seller Disclosure Schedule contains a true and complete list, as of the date hereof, of each current Company Employee, including each such Company Employee’s employer, position, grade, location, date of hire, status (exempt or non-exempt, full-time or part-time), base salary or other base wage rate, annual and long-term incentive target or opportunity for calendar year 2026 or other period applicable under any Company Benefit Plan that is an incentive plan, and current status as either active or on leave of absence, and, if on leave, the expected date of return from leave. With respect to Company Employees, Seller and its Affiliates are in compliance, in all material respects, with all Applicable Laws regarding employment, labor, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, plant closing, employment discrimination, harassment, worker classification, privacy, immigration, disability rights, equal opportunity, family, medical or other leave issues, unemployment and wage and hour matters. With respect to the Company Employees, neither Seller nor any of its Affiliates is party to a collective bargaining agreement, no such collective bargaining agreement is being negotiated by Seller or its Affiliates, no labor organization or group of employees has made a demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no material strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other material labor disputes, pending or threatened against or involving any Company Employees or any Company. Neither Seller nor its Affiliates have received notice of any charge or complaint pending against them before the Equal Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices or any complaint or lawsuit involving employment discrimination or other violations of Applicable Law relating to employment involving any Company Employee or any former employee of Seller or its Affiliates who performed services for any Company. All Company Employees and other individuals who provide or have provided services to any Company have at all times been properly classified as employees or contractors or as exempt or non-exempt. Seller or its Affiliates have withheld all amounts required by Applicable Law or agreement to be withheld from the wages, salaries, and other payments to Company Employees and are not liable for any arrears of wages, compensation, Taxes, penalties or sums for failure to comply with any of the foregoing.
(i)    In accordance with Applicable Law, each Company Employee performing services for any Company, or who has performed services for any Company during the last three (3) years, is and has been, (i) authorized to work in the country in which the Person performs or performed such services and for the entity by which they are or were employed, (ii) properly classified as an employee or independent contractor, (iii) if an employee, properly classified as an exempt or non-exempt under the Fair Labor Standards Act or other applicable wage and hour Laws, (iv) timely and fully paid all wages (including any required minimum wages, overtime pay, premium payments, salary, vacation pay, paid time off, commissions, bonuses, and waiting time penalties), benefits, and other compensation for all services or work performed by such Company Employee, and (v) accurately completed all proper employment verification and authorization documentation. Each Company has properly verified the employment eligibility of all of its current and former employees in compliance with the Immigration

Reform and Control Act, as amended, and its promulgated regulations, and has retained a fully, timely and accurately completed and executed Form I-9 for each of its employees and any required supporting documentation as required by any Laws. Each Company has fully complied with any applicable E-Verify requirements placed upon it under any Contract or any Laws.
(j)    During the last three (3) years, there have been no employee layoffs, plant (or facility) closings, employee relocations, or other employment losses or actions by any Company that implicated, or otherwise triggered notice requirements or Liability under, the WARN Act. No Company is currently contemplating, has not implemented, and will not implement during the ninety (90) day period prior to the Closing any employee layoffs, plant (or facility) closings, employee relocations impacting a group of employees, salary or wage reductions impacting a group of employees, work schedule changes impacting a group of employees, or any program resulting in the termination of a group of employees of any Company
(k)    Section 3.10(k) of the Seller Disclosure Schedule contains a true, complete and correct list of the name, service date, compensation rate, and a brief description of the services of each Person that performs or, within the 12-month period prior to the date hereof performed personal services for any Company as an independent contractor.
(l)    Except as disclosed in Section 3.10(l) of the Seller Disclosure Schedule, no Company Employee or, to the Seller’s Knowledge, independent contractor of any Company is, or during the last three (3) years has been, in material violation of any material term or provision of any employment agreement, independent contractor agreement, consulting agreement, non-disclosure agreement, non-competition agreement, non-solicitation agreement, or other restrictive covenant obligation (i) with or owed to any Company or any other Person or (ii) relating to (x) the right of any such employee or independent contractor to be employed or engaged by any Company or to perform any work or services for any Company, or (y) the knowledge or use of trade secrets or confidential or proprietary information.
Section 3.11.    Taxes. Except as disclosed in Section 3.11 of the Seller Disclosure Schedule:
(a)    All income and other material Tax Returns required by Applicable Law to be filed by or on behalf of each Company have been duly and timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects. Each Company has paid (or caused to be paid) all Taxes shown as due and payable on all such Tax Returns and any other Taxes due and payable by it. No request has been made for an extension of time to file any Tax Return required to be filed by or with respect to each Company that has not since been filed (other than customary extensions for which no approval is required). There are no outstanding waivers, agreements to extend or comparable consents regarding the application of the statute of limitations with respect to a Tax assessment or deficiency or any Tax Return required to be filed by or with respect to each Company. None of the Company’s assets is subject to any material Lien for Taxes, other than statutory Liens for Taxes not yet due and payable. No jurisdiction in which each Company has not filed a particular type of Tax Return has asserted in writing that any Company is required to file such Tax Return in such jurisdiction. Each Company has complied in all material respects with all Tax information reporting requirements.
(b)    There are no claims or assessments proposed or pending in writing by any Tax Authority against or with respect to each Company concerning the Tax liability of or with respect to each Company.
(c)    Each Company is not subject to any contract or agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes (excluding, for this purpose, any contract or agreement entered into the ordinary course of business that are not primarily related to Taxes), and each Company has no liability for the Taxes of another Person by operation of law or under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign law. Each Company has not been a member of an affiliated, combined, consolidated or unitary group for any Tax purposes.
(d)    No Taxes of any Company are under audit and there is no Tax Contest pending or asserted or, to the Knowledge of any Company, threatened in writing in respect of any Taxes for which the Company is or may become liable. There are no closing agreements or similar arrangements (including any Form 870-AD or successor form) with any Tax Authority with regard to the determination of the Tax liability of any Company that would have continuing effect on Tax periods (or portions thereof) ending after the Closing Effective Date, and no Company has received or applied for a Tax ruling that would have effect on Tax periods (or portions thereof) ending after the Closing Effective Date. No adjustment that would increase the Tax liability of any Company has been made, proposed, or threatened by a Tax Authority during any audit of any Tax period that would reasonably be expected to be made, proposed, or threatened in an audit of any subsequent Tax period. Each Company has not executed any power of attorney with respect to Taxes which is currently in force.
(e)    All Taxes (including sales, use, value-added, good and services and similar Taxes) required to be withheld, collected or deposited by or with respect to any Company have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Tax Authority or properly set aside in accounts for such purpose.
(f)    Each Company is not and has not been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) or to any “transaction of interest” as defined in Treasury Regulations Section 1.6011-4(b)(6).
(g)    Each Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Effective Date, as a result of any (i) change in method of accounting for a Tax period ending on or prior to the Closing Effective Date under Section 481 of the Code (or any corresponding provision of state, local, or foreign law), (ii) installment sale or open transaction disposition made on or prior to the Closing Effective Date, (iii) prepaid amount received on or prior to the Closing Effective Date, or (iv) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign law). Each Company has not been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code in the two years prior to the date of this Agreement or in a distribution that could otherwise constitute a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
(h)    Each Company is not a “United States real property holding corporation” within the meaning of Section 897 of the Code.
(i)    ATIC qualifies and, for all years for which the applicable statute of limitations has not expired, qualified, as a non-life insurance company for purposes of the Code and has been subject to taxation under subchapter L of the Code for such period.
(j)    Each of AU MGA and Lonestar is classified as an entity disregarded as separate (as described in Treasury Regulations Section 301.7701-3) from Seller for U.S. federal (and applicable state and local) income Tax purposes.
Notwithstanding anything to the contrary in this Agreement, (a) for purposes of this Section 3.11, each of the terms “Company” and “Companies” include Lonestar's interest in Coquelicot Segregated Account of Artex Axcell Re (Bermuda) Ltd. and Sacafell Segregated Account of Artex Axcell Re (Bermuda) Ltd. and (b) none of the Companies makes any representation or warranty regarding the amount, value or condition of, or any limitation on, any Tax asset or attribute of the Companies, including but not limited to net operating losses, capital losses or Tax credits (each, a “Tax Attribute”), or the ability of Buyers or any of their Affiliates to utilize such Tax Attributes after the Closing.
Section 3.12.    Compliance with Applicable Laws.
(a)    Except as disclosed in Section 3.12(a) of the Seller Disclosure Schedule, each Company and each Company’s Affiliates are and have been conducting Company Business in compliance with all Applicable Laws in all material respects. Except as disclosed in Section 3.12(a) of the Seller Disclosure Schedule, no Company nor, to the extent related to any Company Business, any of each Company’s Affiliates, have at any time since January 1, 2020 (i) received any written notice, other written communication, or, to the Knowledge of Seller, any oral communication, from any Governmental Entity regarding any actual or alleged material violation of, or failure on the part of any Company or any Company’s Affiliates to comply with, any Applicable Laws, or (ii) to the Knowledge of Seller, been placed under investigation with respect to any material violation of any Applicable Laws, in each case other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Entity or that is no longer being pursued by such Governmental Entity following a response by any Company or any of such Company’s Affiliates, as applicable.
(b)    Each Company owns, holds or possesses all permits, licenses, approvals, authorizations, consents and registrations that are necessary to entitle it to own or lease, operate and use its assets, properties or rights and to carry on and conduct its business as conducted on the date hereof (collectively, “Permits”), except for those Permits the failure to hold or loss of which would not, individually or in the aggregate, reasonably be expected to be materially adverse to any Company. Section 3.12(b)(i) of the Seller Disclosure Schedule sets forth by state those Certificates of Authority to transact insurance included in the Permits. Each Company is, and at all times since January 1, 2020 has been, in material compliance with all of the terms and requirements of each such Permit. With respect to the Permits of each Company, each Company has not at any time since January 1, 2020 received any written or, to the Knowledge of Seller, oral, notice from any Governmental Entity regarding any actual or proposed revocation, suspension or termination of, or material modification to, any such material Permit, in each case other than any such item that has been cured or otherwise resolved to the satisfaction of such Governmental Entity or that is no longer being pursued by such Governmental Entity following a response by any Company. Except as disclosed in Section 3.12(b)(ii) of the Seller Disclosure Schedule, (i) all such material Permits are valid and in full force and effect, (ii) each Company is not in default under, and no condition exists that with notice or lapse of time or both would constitute default under, any such material Permit and (iii) none of such material Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.
(c)    (i) ATIC has, since January 1, 2020, marketed, sold and issued the Insurance Contracts in compliance, in all material respects, with all consent orders resulting from market conduct or other examinations or audits by Insurance Regulators in the respective jurisdictions in which such products have been marketed, sold or issued; (ii) all advertising, promotional and sales materials and other marketing practices used by ATIC have, since January 1, 2020, complied and are currently in compliance, in each case, in all material respects, with all consent orders resulting from market conduct or other examinations or audits by Insurance Regulators in the respective jurisdictions in which such products have been marketed, sold or issued; (iii) the manner in which ATIC compensates any Person that is not an insurance agent who is involved in the sale or servicing of Insurance Contracts does not render such Person an insurance agent under Applicable Law; and (iv) the manner in which ATIC compensates each Person involved in the sale or servicing of Insurance Contracts is in compliance in all material respects with Applicable Law.
Section 3.13.    Litigation. Except as disclosed in Section 3.13 of the Seller Disclosure Schedule, (i) there is no Action with respect to which any Company has been served with notice or any other Action that is pending or, to the Knowledge of Seller, threatened with respect to any Company and (ii) there is no settlement agreement, consent decree or similar written agreement with any Governmental Entity and there is no order, judgment, stipulation, decrees, injunctions, determinations or awards that have been entered, issued, made or rendered by any Governmental Entity or arbitrator (each, an “Order”) outstanding against or affecting any Company. Seller has delivered or made available to Buyers copies of all pleadings relating to each Action and Order listed in Section 3.13 of the Seller Disclosure Schedule.
Section 3.14.    Contracts.
(a)    Section 3.14(a) of the Seller Disclosure Schedule lists each of the following types of contracts to which any Company is a party or by which it or any of its assets is bound as of the date hereof (excluding Insurance Contracts or Reinsurance Contracts, collectively, “Contracts”):
(i)    contracts containing any provision or covenant (A) limiting in a material respect the ability of any Company to engage in any line of business, to compete with any Person, market any product or solicit employees or customers, or to do business in any geographic area, or (B) obligating any Company to conduct business on an exclusive basis with any third party;
(ii)    mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing of money or extension of credit or the direct or indirect guarantee of any obligation for borrowed money of any Person;
(iii)    agency, broker, selling, marketing or similar contracts between any Company, on the one hand, and any Producer of any Company, pursuant to which 1.0% or more of the aggregate gross written premium of the Company Business for the year ended December 31, 2025 was written under such contract;
(iv)    contracts and agreements with the ten (10) largest vendors (measured by total annual payments made to vendors) of each Company, taken as a whole, for the year ended December 31, 2025;
(v)    (A) any contract or arrangement between any Company, on the one hand, and Seller or any Affiliate of Seller, on the other hand, (B) any guarantee or keepwell by any Company in favor of or in respect of any obligations of Seller or any Affiliate of Seller or any other Person, (C) any guarantee, letter of credit, trust agreement or other contract by Seller or any Affiliate of Seller in favor or in respect of any obligations of any Company and (D) any contract (other than any Seller Benefit Plan) between any Company, on the one hand, and any director or officer (or any Affiliate of a director or officer of any Company, on the other hand;
(vi)    any joint venture, partnership, limited liability company, joint marketing or strategic alliance contract binding on any Company;

(vii)    any lease or other contract entered into in connection with any real property or interests in real property leased by any Company.
(viii)    any contract under which any Company may become obligated to pay any brokerage or finder’s or similar fees or expenses in connection with the transactions contemplated hereby;
(ix)    any collective bargaining agreement or other similar contract with any labor organization, union or association;
(x)    any contract under which any Company has committed to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person, other than Investment Assets;
(xi)    any contract which relates to the acquisition or disposition by any Company of any business or operations, capital stock or assets of any Person or any real estate (whether by merger, sale or purchase of stock, sale or purchase of assets or otherwise) as to which there are any ongoing obligations of any Company or the grant to any Person of any preferential rights to purchase or use such business, operations, capital stock, assets or real estate;
(xii)    any contract or other arrangement under which any Company has settled, resolved, compromised or discharged obligations or potential obligations arising under or relating to any Action that imposes any material ongoing financial obligation or restriction on any Company Business, other than any such contract or other arrangement that was entered into in the ordinary course of business relating to claims for payment under the terms of an Insurance Contract;
(xiii)    any material contract that relates to the insurance policy administration, claims, underwriting, investment management or other material functions of any Company or any Company Business;
(xiv)    any contract evidencing participation by any Company in any pools, syndicates or associations other than statutorily mandated pools, syndicates or associations;
(xv)    any contract or agreement relating to any material interest rate, derivatives or hedging transaction;
(xvi)    any contract limiting or restricting the right of any Company to pay dividends on its equity securities
(xvii)    any material agreement concerning Intellectual Property, including (A) agreements pursuant to which any Company is licensed or otherwise permitted to use any Intellectual Property (excluding licenses for commercially available “off-the-shelf” software licensed to any Company for a one-time or an annual fee of less than $25,000)

and (B) agreements pursuant to which any Company licenses or otherwise permits any Person to use any Company Intellectual Property Rights;
(xviii)    any investment advisory agreement or any other contract relating to investment management, investment advisory or subadvisory services;
(xix)    any outstanding proxies (other than routine proxies in connection with annual meetings or guarantee associations), powers of attorney or similar delegations of authority of any Company that are currently in effect;
(xx)    any contract between Seller or any of its Affiliates and any Governmental Entity relating to any Company Business;
(xxi)    any contract that grants a right of first refusal or first offer or similar right to the extent relating to any Company;
(xxii)    any contract that provides for aggregate annual future payments by any Company of more than $25,000, or that has an unexpired term exceeding one year and that may not be canceled upon notice of 90 or fewer calendar days without any liability, penalty or premium;
(xxiii)    any material contract providing for future payments by any Company that are conditioned on, or that cause an event of default as a result of, a change of control of any Company;
(xxiv)    any written employment contract, any separation agreement, any restrictive covenant agreement, any material agreement with a former employee and any employment offer letter that imposes a material obligation on any Company;
(xxv)    any contract that provides for a “most favored nation” status for any party thereto;
(xxvi)    any other contract that is otherwise material to any Company, any Company Business or the use or operation of its assets; and
(xxvii)    any contract that contains a commitment or obligation to enter into any of the foregoing.
(b)    Each Company has made available to the Buyers prior to the date hereof correct and complete copies of all Contracts disclosed in Section 3.14(a) of the Seller Disclosure Schedule. Each such Contract constitutes a legal, valid and binding obligation of each Company party thereto and, to the Knowledge of Seller, each other party thereto, enforceable against each Company party thereto and, to the Knowledge of Seller, each other party thereto in accordance with its terms (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and is in full force and effect. Neither any Company nor Seller has received written or oral notice of cancellation of any material Contract. There exists no material breach or event of default with respect to any Contract on the part of any Company part thereto or, to the Knowledge of Seller, any other party thereto. Except as set forth in Section 3.14(b) of the Seller Disclosure Schedule, none of the Contracts contain any provision providing that the other party thereto may terminate, amend, alter the pricing or other terms thereof, or take other specified actions by reason of the transactions contemplated hereby.
Section 3.15.    Customers and Suppliers.
(a)    Section 3.15(a) of the Seller Disclosure Schedule sets forth, separately for each Company, (i) each customer that accounts for more than 0.5% of each Company’s gross revenue for 2025 (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods. No Company has received any notice, and has no reason to believe, that any of its Material Customers has ceased, or intends to cease after the Closing, to use its goods or services or to otherwise terminate or materially reduce its relationship with any Company.
(b)    Section 3.15(b) of the Seller Disclosure Schedule sets forth (i) the top ten (10) vendors of the Companies based on the aggregate consideration paid by the Companies for goods or services rendered in 2025 (collectively, the “Material Vendors”); and (ii) the amount of purchases from each Material Vendor during such periods. No Company has received any notice, and has no reason to believe, that any of its Material Vendors has ceased, or intends to cease, to supply goods or services to any Company or to otherwise terminate or materially reduce its relationship with any Company.
Section 3.16.    Insurance Regulatory Matters.
(a)    Seller has made available to Buyers true, complete and correct copies of (a) all non-public reports, statements, documents, filings, submissions and registrations (including registrations as a member of an insurance holding company system) and any supplements or amendments thereto filed since January 1, 2025 (i) by each Company or (ii) by Seller or any of Seller’s Affiliates with respect to any Company with any Insurance Regulator and all material correspondence related thereto, (b) all reports, orders, or directives relating to any Company issued or delivered to the Seller or its Affiliates by Insurance Regulators since January 1, 2023 (including in connection with financial examination, market conduct examination, or other supervisory activities relating to any Company), and (c) any other material correspondence with Insurance Regulators since January 1, 2023 relating to the Companies. Except as set forth in Section 3.16(a) of the Seller Disclosure Schedule, (i) no Company is subject to any pending or threatened financial or market conduct examination by an Insurance Regulator and (ii) all material deficiencies or violations with respect to the Company Business in all reports of examinations of the affairs of any Company issued by any Insurance Regulator to any Company have been resolved to the reasonable satisfaction of the Insurance Regulator that noted such deficiencies or violations. No Company is “commercially domiciled” under the insurance laws of any jurisdiction or is or has been otherwise treated as domiciled in a jurisdiction other than its jurisdiction of organization.
(b)    (i) There is no  written agreement, memorandum of understanding, commitment letter or similar undertaking with any Governmental Entity (including any Insurance Regulator) that is binding on any Company or order or directive by, supervisory letter (other than those provided on an industry or sector wide basis) or cease-and-desist order from, any Governmental Entity that is binding on any Company, and (ii) no Company has adopted any policy, procedure or board or stockholder resolution at the request of any Governmental Entity, in each case of (i) and (ii), that (A) limits in any material respect the ability of any Company to conduct its business, including its ability to issue or enter into any reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements, (B) requires the divestiture of any material investment of any Company, (C) limits in any material respect the ability of any Company to pay dividends, (D) gives rise to any capital maintenance obligation, (E) requires any material investment of any Company to be treated as a non-admitted asset (or the local equivalent), or (F) otherwise relates to the its capital adequacy or its credit or risk management policies or management. Notwithstanding the foregoing, (i) the Companies are subject to an agreement with North Carolina that limits the amount of business that the Companies can write in North Carolina and (ii) ATIC has entered into that certain Cooperative Endeavor Agreement with the Louisiana Department of Insurance dated January 1, 2024.
(c)    Except as set forth in Section 3.16(c) of the Seller Disclosure Schedule, (a) each Company is and since December 31, 2018, has been in compliance in all material respects with all Applicable Laws regulating the marketing, sale and administration of insurance policies or contracts written by such Company. To the Knowledge of Seller, since December 31, 2018, (i) each third party administrator that serviced, managed, adjusted or administered insurance business for the Companies or performed any other action for or on behalf of such entities, at the time such Person serviced, managed, adjusted or administered such business or performed such action, was duly licensed and appointed as required by Applicable Law (for the type of business managed or administered on behalf of such entities) in the particular jurisdiction in which such third party administrator serviced, managed, adjusted or administered such business or performed such action and (ii) no such third party administrator was or is in violation (or with or without notice or lapse of time or both, would be or would have been in violation) of any term or provision of any Applicable Law applicable to the servicing, administration, adjustment or management of insurance business for the Companies, except for such failures to be licensed or such violations which have been cured, resolved or settled through agreements with applicable Governmental Authorities.
Section 3.17.    Insurance Contracts.

(a)    To the extent required under Applicable Law, the Insurance Contracts are on forms and at rates approved by the applicable Insurance Regulator or which have been filed and not objected to by such Insurance Regulator within the period provided for objection, in each case except as would not reasonably be expected to result in a material violation of Applicable Law by, or a material fine on, any Company. No deficiencies have been asserted by any Governmental Entity with respect to any such filings which have not been cured or otherwise resolved. All Insurance Contracts that were issued by ATIC have been issued, maintained and serviced in accordance, in all material respects, with their terms. All policy forms and certificates on which Insurance Contracts currently being issued are written, and all policy forms and certificates on which Insurance Contracts in force on the date of this Agreement were written have been provided previously to Buyer. Any Insurance Contracts reinsured in whole or in part conform to the standards and rates required pursuant to the terms of the related Ceded Reinsurance Contracts.
(b)    Since January 1, 2020, ATIC has timely paid all guaranty fund assessments that have been due, claimed or asserted by any state guaranty fund or association or by any Governmental Entity charged with the supervision of insurance companies in any jurisdiction in which ATIC does business. No claim or assessment is pending or, to the Knowledge of Seller, threatened against ATIC by any state insurance guaranty association in connection with such association’s fund relating to insolvent insurers.
(c)    No provision in any in-force Insurance Contract gives the holder thereof or any other Person the right to receive policy dividends, distributions or other benefits or otherwise participate in the revenue, earnings or profits of ATIC or any other Company.
(d)    All benefits claimed by, or paid, payable or credited to, any Person, and all values, charges and other amounts required to be calculated, under any Insurance Contracts have been paid or credited (or provision as required under SAP for payment thereof has been made) or calculated, as the case may be, in accordance in all material respects with the terms of the applicable Insurance Contract, and such payments, credits or provisions were not materially delinquent and were paid and credited (or will be paid or credited) without fines or penalties (excluding interest), except for any such claim for benefits for which there is a reasonable basis to contest payment.
(e)    The Insurance Contracts have been marketed, sold, underwritten and issued in material compliance with the applicable underwriting guidelines of ATIC and all Applicable Laws, including Applicable Laws relating to (i) the use of unfair methods of competition and deceptive acts or practices relating to the advertising, sales and marketing of insurance, (ii) all applicable disclosure, filing and other requirements with respect to any variation in premiums or other charges resulting from time to time and (iii) all applicable requirements regulating the underwriting, rating, non-renewal, cancellation or replacement of insurance policies.
Section 3.18.    Reinsurance Ceded and Assumed.

(a)    Section 3.18 of the Seller Disclosure Schedule lists (i) each reinsurance agreement, including related trust and security agreements, under which ATIC or Lonestar is the cedent or retrocedent and which is in-force as of the date hereof or under which ATIC or Lonestar has any rights, obligations or liabilities (the “Ceded Reinsurance Contracts”) and (ii) each reinsurance agreement, including related trust and security agreements, under which ATIC or Lonestar is the assuming reinsurer or retrocessionaire which is in-force as of the date hereof or under which ATIC or Lonestar has any rights, obligations or liabilities (the “Assumed Reinsurance Contracts” and, together with the Ceded Reinsurance Contracts, the “Reinsurance Contracts”). Seller has delivered to the Buyers true and complete copies of such Reinsurance Contracts or slips, binders and commitments therefor and all amendments thereto.
(b)    Each of the Reinsurance Contracts constitutes a legal, valid and binding obligation of ATIC or Lonestar, as applicable, and, to the Knowledge of Seller, each other party thereto, enforceable against ATIC or Lonestar, as applicable, and, to the Knowledge of Seller, each other party thereto in accordance with its terms (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and is in full force and effect. Except as set forth in Section 3.18(b) of the Seller Disclosure Schedule, neither ATIC nor Lonestar has received written notice of early termination (provisional or otherwise) of any such Reinsurance Contract. There exists no material breach or material event of default with respect to any Reinsurance Contract on the part of ATIC or Lonestar or, to the Knowledge of Seller, any other party thereto.
(c)    ATIC and Lonestar have paid all reinsurance premiums due with respect to each Ceded Reinsurance Contract. ATIC and Lonestar have paid all benefits due with respect to each Assumed Reinsurance Contract. Neither ATIC nor Lonestar has received any notice of the initiation of bankruptcy, liquidation, receivership, insolvency or similar proceedings with respect to any other party to a Reinsurance Contract. Neither ATIC nor Lonestar has been prohibited under SAP or Applicable Law from taking financial statement credit for the reinsurance provided by the Ceded Reinsurance Contracts. None of the Reinsurance Contracts provides the other party thereto with any contractual rights by reason of the transaction contemplated by this Agreement.
Section 3.19.    Producers. Except as set forth in Section 3.19 of the Seller Disclosure Schedule, since January 1, 2020, (A) each Producer that is an employee of any Company, Seller or any Seller Affiliate (each, an “Affiliated Producer”) and, to the Knowledge of Seller, each other Producer at any time that it wrote, sold or produced any Insurance Contracts for ATIC or any other products or services on behalf of the Companies, was duly licensed, authorized and appointed (for the type of business written, sold or produced by such Producer) in the particular jurisdiction in which such Producer wrote, sold or produced such Insurance Contracts or products or services and no such Producer violated any term or provision of Applicable Law relating to the writing, sale or production of such Insurance Contracts or products and services, (B) no Affiliated Producer, and to the Knowledge of Seller, no other Producer has breached the terms of any agency or broker contract with any Company or any of its Affiliates with respect to the Insurance Contracts or such products or services or violated any Applicable Law or policy of any Company or such Affiliates in the solicitation, negotiation, writing, sale or production of the Insurance Contracts or such products or services and (C) no Affiliated Producer, and to the Knowledge of Seller, no other Producer has been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation of Applicable Law in connection with such Producer’s actions in his, her or its capacity as Producer for any Company or any of its Affiliates with respect to the Insurance Contracts or such products or services or any enforcement or disciplinary proceeding alleging any such violation, in each case except as is not and would not reasonably be expected, individually or in the aggregate, to be materially adverse to any Company.
Section 3.20.    Environmental Matters. There are no pending or, to the Knowledge of Seller, threatened Actions against any Company that seek to impose, or that are reasonably likely to result in, any liability or obligation of any Company under any Applicable Law concerning worker health and safety, pollution or the protection of the environment or human health as it relates to the environment, and no Company is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation on such entity with respect to any of the foregoing.
Section 3.21.    Intellectual Property; Privacy.
(a)    Each Company owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property necessary for the operation of its business as presently conducted (the “Company Intellectual Property Rights”). Section 3.21(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, all trademarks, service marks and trade dress and all applications or registrations therefor; all registered copyrights and all applications for copyrights; all patents and patent applications; and all Internet domain names owned by each Company (the “Scheduled Company Intellectual Property”). With respect to each item of the Company Intellectual Property Rights: (i) each Company, as applicable, possesses all right, title, and interest in and to the item, free and clear of any Lien, license, royalty or other restriction; (ii) neither any Company nor, to the Knowledge of Seller, any other party thereto is in material breach or default under any contract for the provision or use of any Company Intellectual Property; and (iii) none of any Company’s rights will be terminated or impaired, or become terminable, in whole or in part, as a result of the transactions contemplated hereby. With respect to each item of the Scheduled Company Intellectual Property, each Company’s rights, as applicable, are valid, enforceable and subsisting, all maintenance fees due within six months after the Closing Date have been paid, and all filings required to maintain the validity thereof as of the Closing Date have been made.
(b)    Since January 1, 2020, neither any Company nor Seller has received any written or oral notice, claim or allegation that any Company’s use of the Company

Intellectual Property Rights has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights owned by third parties. The operation by each Company of its business does not and has not infringed, misappropriated, diluted or otherwise violated the Intellectual Property rights owned by any third party. Except as disclosed in Section 3.21(b) of the Seller Disclosure Schedule and since January 1, 2020, each Company has not made any claim against any third party alleging infringement, misappropriation, dilution or other violation of any Company Intellectual Property Rights.
(c)    All employees and consultants who contributed to the discovery or development of any Company Intellectual Property Rights did so either (i) within the scope of his or her employment or (ii) pursuant to written agreements assigning all Intellectual Property arising therefrom to each Company such employee or consultant was employed by.
(d)    Each Company uses commercially reasonable measures to maintain, protect and defend the Company Intellectual Property Rights, including measures to protect the confidentiality and trade secret status of any trade secrets included in the same. Since January 1, 2020, except as disclosed in Section 3.21(d) of the Seller Disclosure Schedule, there has been no breach in the safeguards for such confidential Company Intellectual Property Rights. Each Company uses commercially reasonable efforts to protect the secrecy and prevent the access to or misuse or unauthorized use of all trade secrets, know-how and other proprietary and confidential information used in its business. Seller has made available to Buyers true and correct copies of the written compliance program of each Company currently maintained to ensure compliance with the data privacy Applicable Laws.
(e)    Each Company is, and since January 1, 2020 has been, in compliance, in all material respects, with all Privacy Laws, and its own formally adopted policies, in each case, applicable to the collection, use, disclosure, electronic disclosure, maintenance, transmission and security of Personal Information. Each Company has in place appropriate written information security and data privacy policies, which include guidelines for the use, processing, confidentiality and security of each Company’s data (including Personal Information), and that are consistent in all material respects with Privacy Laws. Each Company uses commercially reasonable measures to protect the Personal Information that is collected and maintained. Each Company is not prohibited by the Privacy Laws or each Company’s formally adopted policies under the Privacy Laws from providing Buyers with the Personal Information that has been, or will be, provided to Buyers in connection with the transactions contemplated hereby. There has been no material breach of any Privacy Laws with respect to any Company Business. Each Company has in effect all agreements or contracts with vendors or other business associates required by the Privacy Laws, and there has been no material breach of any such contract or agreement.

(f)    Except as set forth in Section 3.21(f) of the Seller Disclosure Schedule, since January 1, 2020, to the Knowledge of Seller, no Company has experienced any data security incidents, breaches, or other unauthorized or accidental use, access, alteration, encryption, disclosure, interruption, modification, or corruption of, or other adverse events materially affecting, any Company’s Business Confidential Information (including Personal Information and other proprietary data) or IT Assets, or any malicious code, ransomware or malware attacks, or material disruption or material interruption in or to the use of any Business Confidential Information or IT Assets (a “Security Incident”). During the past three (3) years, neither any Company nor, with respect to each Company, any of its Affiliates has received any written notice, complaint, legal action, or any written threat regarding any of the foregoing from any third party concerning an actual or alleged Security Incident.
(g)    Each Company has a commercially reasonable business continuity plan in place (including procedures to follow in the event of the loss of key personnel, equipment and facilities) and has performed commercially reasonable tests of such business continuity plan for effectiveness on a regular basis with no material deficiencies noted.
(h)    Section 3.21(h) of the Seller Disclosure Schedule lists all material Computer Programs owned by each Company. Except as disclosed in Section 3.21(h) of the Seller Disclosure Schedule, such Computer Programs do not contain any open source software.
(i)    The IT Assets operate and perform in all material respects in a manner that permits each Company to conduct their Company Business as conducted as of the date hereof. Each Company implements security patches or security upgrades for IT Assets in a commercially reasonable manner and has taken commercially reasonable steps and implemented commercially reasonable procedures to ensure that IT Assets do not include contaminants, which procedures include the use of antivirus software intended to protect such IT Assets from becoming infected by viruses and other harmful code. During the past three (3) years, there has not been any material malfunction that has not been remedied or replaced, or any material unplanned downtime or service interruption that has not been remedied which impacts any Company.
Section 3.22.    Insurance. Section 3.22 of the Seller Disclosure Schedule sets forth a true, complete and correct list, as of the date hereof, of all current insurance policies in respect of, or relating to, directors and officers liability, fiduciary liability, employment practices liability, errors and omissions liability, workers’ compensation liability, under which any Company is insured. All such policies are in full force and effect and all premiums due and payable thereon have been paid in full (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Effective Date, which amounts shall be paid prior to the Closing Effective Date if so required) and no Company is in material breach or default of any such policy. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and there has been no threatened termination of, material alteration in coverage, or material premium increase with respect to, any such policies.
Section 3.23.    Properties.
(a)    Except as set forth in Section 3.23(a) of the Seller Disclosure Schedule, (i) as of the date hereof, each Company has and (ii) immediately following the Closing, each Company will have, good and valid title to, or otherwise the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the assets and contractual and other rights (real and personal, tangible and intangible, including Intellectual Property) that are exclusively or primarily used or held for use by each Company, Seller or Seller’s Affiliates in connection with any Company Business as of June 30, 2026 (collectively, the “Company Business Assets”), in each case free and clear of any Lien.
(b)    The buildings, structures and material equipment included in any Company Business Assets are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use. To the Knowledge of Seller, there are no facts or conditions affecting any Company Business Assets that would reasonably be expected, individually or in the aggregate, to interfere with the use, occupancy or operation of such Company Business Assets in any material respect.
(c)    Except as set forth in Section 3.23(c) of the Seller Disclosure Schedule, immediately following the Closing and after giving effect to the transactions contemplated by this Agreement and the other Transaction Agreements, each Company will, own, possess, have a valid license to, have a valid leasehold interest in or, through an enforceable written contractual obligation, have access to and the legal right to use or receive the benefit of, all of the assets, properties, rights and privileges necessary for the conduct of each Company’s business after Closing as it was conducted as of June 30, 2026.
(d)    No Company owns any fee interest in real property.
(e)    Section 3.23(e) of the Seller Disclosure Schedule lists all of the real property leased or subleased by each Company, Seller or any Affiliates of Seller that is used or held for use in connection with any Company’s business (the “Leased Real Property”). Seller has made available to the Buyers true, complete and correct copies of the leases and subleases pursuant to which such Leased Real Property is leased or subleased, together with all written amendments and modifications thereto and all guarantees thereof (collectively, the “Leases”). Each Company, Seller or such Affiliates, as applicable, holds good and valid leasehold title to the Leased Real Properties. All of such Leases are valid and in full force and effect in all material respects (except to the extent any such Lease expires or terminates on its termination date in accordance with its terms) and all rents and additional rents due to date on each such Lease have been paid. Each Company, Seller or such Affiliates, as applicable, enjoys peaceful and undisturbed possession in all material respects under all Leases. None of any Company, Seller or such Affiliates is in default in any material respect under any of such Leases and, to the Knowledge of Seller, no lessor or sublessor is in default under any of such Leases. No event has occurred which, with the passage of time or the giving of notice or both, would constitute a default under any Lease by any Company, Seller or such Affiliates.
(f)    Section 3.23(f) of the Seller Disclosure Schedule lists all of the bank accounts and safety deposit accounts maintained by each Company, including (i) the name of the depository or bank by which each such account is managed and (ii) the account number for each such account.
Section 3.24.    Books and Records. The Books and Records are (i) true, complete and correct in all material respects, (ii) have been maintained in all material respects in accordance with sound business practices, any applicable record keeping or maintenance requirements in the Contracts, Insurance Contracts and Reinsurance Contracts, and Applicable Law, (iii) accurately present and reflect in all material respects all of any Company Business and all transactions and actions related thereto, (iv) to the Knowledge of Seller, have been prepared using processes and procedures for which there are no material weaknesses or significant deficiencies in internal controls over financial reporting that adversely affect the ability of Seller to accurately present and reflect in all material respects each Company Business and other transactions and actions related thereto, and (v) contain no material Data Input Inaccuracies.
Section 3.25.    Transactions with Affiliates. Except as set forth in Section 3.25 of the Seller Disclosure Schedule, there are no agreements or arrangements between Seller and its Affiliates, on the one hand, and any Company, on the other hand (the “Related Party Agreements”).
Section 3.26.    Claims By or Against Officers or Directors. No claim has been made (i) for indemnification from any Company by an officer or director of such Company in connection with any Action against such Company and/or against such officer or director with respect to such officer’s or director’s capacity as such, or (ii) against any officer or director of any Company in connection with such officer’s or director’s capacity as such.
Section 3.27.    Investment Assets.
(a)    Section 3.27(a)(i) of the Seller Disclosure Schedule sets forth a true, complete and correct list of all Investment Assets held by each Company as of June 30, 2026 and as of the close of business on the Business Day immediately preceding the date hereof (collectively, as adjusted from time to time in accordance with the Investment Guidelines, the “Available Investments”), with information included therein as to the Statutory Book Value and fair market value of such Available Investments as of each such date. Except as set forth in Section 3.27(a)(ii) of the Seller Disclosure Schedule, each Company has good and marketable title to all of the Available Investments free and clear of all Liens.

(b)    Section 3.27(b) of the Seller Disclosure Schedule sets forth a true, complete and correct copy of the investment guidelines of each Company as in effect on the date hereof (the “Investment Guidelines”). All Available Investments are permissible investments and comply with the applicable Investments Guidelines and all Applicable Laws governing admittance of assets for each Company. No Company has taken, or omitted to take, any action which would cause any of the Available Investments to be subject to any valid offset, defense or counterclaim against the right of such Company to enforce the terms of such assets. No Available Investment is in arrears or default in the payment of principal or interest or dividends or has been permanently impaired to any material extent.
(c)    Seller has provided to Buyers a written statement of the derivatives policies for each Company, as applicable, in effect as of the date hereof.
Section 3.28.    Anti-Money Laundering, OFAC and Anti-Bribery Compliance.
(a)    Since January 1, 2020, each Company has been in compliance in all material respects with all requirements applicable to it regarding anti-money laundering, anti-bribery, anti-corruption and anti-terrorist Applicable Laws.
(b)    The operations of each Company are and have been conducted since January 1, 2020 in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no Action by or before any court or Governmental Entity or any arbitrator involving any Company with respect to the Money Laundering Laws is pending or, to the Knowledge of Seller, threatened.
(c)    No Company or, to the Knowledge of Seller, any representative of any Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). Since January 1, 2020, no Company has been a party to any contract or has engaged in any transaction or other business with (i) any country subject to sanctions enforced by OFAC, including the government or any of sub-division thereof, agents, representatives, or residents thereof, or any entity formed, based or resident therein (or any agent thereof) or (ii) any Person that is included, at the time of the relevant transaction, in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury or any other restricted entity or person, as may be promulgated by the United States government from time to time, in each case to the extent OFAC applies to such entity.
(d)    Since January 1, 2020, neither any Company nor, to the Knowledge of the Seller, any of Company directors, officers, Affiliates, agents or employees, has (i) directly or indirectly made, or agreed to make, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured, (C) to obtain special concessions or for special concessions already obtained or (D) in violation of the Foreign Corrupt Practices Act of 1977 (if applicable), or any other similar Applicable Laws regarding bribery or corruption that apply to any Company or any Company Business including any state pay-to-play Applicable Laws or (ii) established or maintained any unrecorded fund or asset or made any false entries on any books or records for the purpose of facilitating any of the matters set forth in clause (i) above.
(e)    Each Company has made available to Buyers true and correct copies of the written compliance program of each Company currently maintained and reasonably designed to ensure compliance with applicable anti-money laundering, anti-bribery, anti-corruption and anti-terrorist rules and regulations and similar Applicable Laws, including without limitation the USA PATRIOT Act and Applicable Laws implemented by OFAC.
Section 3.29.    Actuarial Opinions. Seller has delivered to Buyers true, complete and correct copies of the actuarial opinions, dated as of December 31, 2025, December 31, 2024 and December 31, 2023 prepared by ATIC’s appointed actuary (the “Appointed Actuary”) with respect to ATIC (collectively, and together with any exhibits and appendices thereto, the “Actuarial Opinion”). Except as set forth in Section 3.29 of the Seller Disclosure Schedule, the Appointed Actuary has not issued to Seller or any of its Affiliates any new report or errata with respect to the Actuarial Opinions, nor has it notified Seller or any of its Affiliates in writing that any of the Actuarial Opinions are inaccurate in any material respect. The factual information and data relating to ATIC’s business that was furnished by Seller and its Affiliates to the Appointed Actuary expressly in connection with the preparation of the Actuarial Opinions (i) was obtained from the applicable Books and Records of ATIC, (ii) was generated from the same underlying sources and systems that were utilized by Seller and its applicable Affiliates to prepare the ATIC Statutory Statements and (iii) was accurate in all material respects as of the date so provided, subject in each case to any limitations and qualifications contained therein. Each Actuarial Opinion was based on an inventory of policies in force for ATIC that was accurate, in all material respects, at the relevant time of preparation.
Section 3.30.    Brokers. Seller is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement or any of the Transaction Agreements based upon arrangements made by or on behalf of Seller or any Affiliate of Seller.
Section 3.31.    PRCH Stock.
(a)    The PRCH Stock to be acquired by Seller under the terms of this Agreement, if any, will be acquired by Seller for its own account and not with a view to distribution. Seller will not resell, transfer, assign, pledge or otherwise dispose of any PRCH Stock, except in compliance with the registration requirements of the Securities

Act and any applicable state securities laws, or pursuant to an available exemption therefrom.
(b)    Seller is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.
(c)    Seller can bear the economic risk of the investment in the PRCH Stock for an indefinite period of time and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the PRCH Stock. Seller understands that the PRCH Stock delivered to Seller at or following the Closing will be “restricted securities” under the Securities Act and regulations promulgated thereunder inasmuch as they are being acquired from Reciprocal in a transaction not involving a public offering and that under such laws and applicable regulations such PRCH Stock may not be sold other than in a transaction that has been registered under the Securities Act or that is exempt from such registration requirements; provided, however, the PRCH Stock will be registered for resale and free from transfer restrictions to the extent required by Section 2.4 and Section 2.5. Seller understands that any certificate or book entry records evidencing the PRCH Stock shall bear or contain a customary restrictive legend to such effect and any legend required by the laws of any other applicable jurisdiction.
(d)    Seller acknowledges and understands that:
(i)    an investment in the PRCH Stock involves a high degree of risk, including the risk of a complete loss of Seller’s investment;
(ii)    the value of the PRCH Stock may fluctuate significantly after issuance and may be worth more or less than the value attributed to such shares at the time of issuance;
(iii)    Buyers and their Affiliates may, at the time of transfer of the PRCH Stock and at any time thereafter, possess information concerning Porch and its subsidiaries, affiliates, and its businesses, operations, financial condition, and prospects that has not been publicly disclosed and that may be material to the value of the PRCH Stock; and
(iv)    Buyers and their Affiliates are under no obligation to disclose to Seller any information other than as expressly required by this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Except as set forth in the Buyer Disclosure Schedule, each Buyer (solely with respect to itself, on a several and not joint basis) represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows. For the avoidance of doubt, any reference to “Buyer” shall mean each Buyer.

Section 4.1.    Organization and Standing. Such Buyer is duly organized, validly existing and in good standing under the laws of its state of incorporation or formation, as applicable.
Section 4.2.    Authority. Such Buyer has the requisite power and authority to enter into the Transaction Agreements to which it is or will be a party and to consummate the transactions contemplated thereby. The execution and delivery by such Buyer of the Transaction Agreements to which it is or will be a party and the consummation by such Buyer of the transactions contemplated thereby have been and, with respect to the Transaction Agreements to be executed and delivered at Closing, will be, duly authorized by all necessary corporate action on the part of such Buyer. Each of the Transaction Agreements to which such Buyer is or will be a party have been or, with respect to the Transaction Agreements to be executed and delivered at the Closing, will be, duly executed and delivered by such Buyer and, assuming the Transaction Agreements constitute legal, valid and binding agreements of the other parties thereto, constitute legal, valid and binding obligations of such Buyer, enforceable against such Buyer in accordance with their terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
Section 4.3.    Noncontravention; Consents. Except as disclosed in Section 4.3 of the Buyer Disclosure Schedule, the execution and delivery of the Transaction Agreements by such Buyer that it is or will be a party to, and the consummation of the transactions contemplated thereby by such Buyer, do not and will not (i) conflict with any of the provisions of the Organizational Documents of such Buyer, (ii) subject to the matters referred to in the next sentence, conflict with, result in a breach of or default (with or without notice or lapse of time or both) under, give rise to a right of termination under, or result in the creation of any Lien on any property, asset or right of such Buyer under, any Contract, to which such Buyer is a party or (iii) subject to the matters referred to in the next sentence, contravene any Applicable Law, which, in the case of clauses (ii) and (iii) above, would materially impair the ability of such Buyer to consummate the transactions contemplated by the Transaction Agreements to which it is a party. No material consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity is required by or with respect to such Buyer in connection with the execution and delivery of the Transaction Agreements by such Buyer, or the consummation by such Buyer of the transactions contemplated thereby, except for (i) such consents, approvals, authorizations, declarations, filings or notices as are set forth in Section 4.3 of the Buyer Disclosure Schedule and (ii) such other consents, approvals, authorizations, declarations, filings or notices which if not obtained or made would not, individually or in the aggregate, materially impair the ability of such Buyer to consummate the transactions contemplated by the Transaction Agreements to which it is a party.
Section 4.4.    Compliance with Applicable Laws. Except as disclosed in Section 4.4 of the Buyer Disclosure Schedule, such Buyer is and has been in compliance with all Applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to impair materially the ability of such Buyer to consummate the transactions contemplated by this

Agreement. Except as disclosed in Section 4.4 of the Buyer Disclosure Schedule, such Buyer has not received any written notice or other written communication from any Governmental Entity regarding any actual or alleged violation of, or failure on the part of such Buyer to comply with, any Applicable Laws, in each case other than any such item that would not, individually or in the aggregate, reasonably be expected to impair materially the ability of such Buyer to consummate the transactions contemplated by this Agreement.
Section 4.5.    Litigation. There is no Action pending or, to the Knowledge of the Buyers, threatened against or affecting such Buyer or any Affiliate of such Buyer that (i) would reasonably be expected to restrain or enjoin the consummation of any of the transactions contemplated by this Agreement or (ii) would reasonably be expected to impair materially the ability of such Buyer to consummate the transactions contemplated by this Agreement. Neither such Buyer nor any of its Affiliates nor, to the Knowledge of the Buyers, any officer, director or employee of such Buyer or any of their respective Affiliates has been permanently or temporarily enjoined or barred by any order, judgment or decree of any Governmental Entity from engaging in or continuing any conduct or practice in connection with the business conducted by any Company or otherwise that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Buyer to consummate the transactions contemplated by the Transaction Agreements.
Section 4.6.    Brokers. Such Buyer is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Buyer or any Affiliate of such Buyer (excluding the Companies).
Section 4.7.    Sufficiency of Funds. The Buyers shall at the Closing have sufficient cash on hand or other sources of available funds (including the PRCH Stock) to enable them to make payment of the Aggregate Final Initial Amount and the Deferred Payments contemplated in this Agreement, and to permit the Buyers to timely perform all of their obligations under this Agreement and the other Transaction Agreements and to consummate the transactions contemplated hereby and thereby.
ARTICLE V
COVENANTS
Section 5.1.    Conduct of Business of each Company
(a)    Except (x) as expressly contemplated by this Agreement, (y) as set forth in Section 5.1(a) of the Seller Disclosure Schedule or (z) as Buyers otherwise consent in advance (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Closing Date, Seller shall, and Seller shall cause each Company and each Company’s Affiliates to carry on all Company Business only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact the sales volume of each Company Business, as applicable, and preserve the goodwill of, and maintain their material relationships with, third parties in connection with any Company Business (including Producers, insureds, suppliers, vendors, service providers, regulators and others having business dealings with them) and employees. Without limiting the generality of the foregoing, from the date of this Agreement to the Closing Date, except as expressly contemplated by this Agreement or as set forth in Section 5.1(a) of the Seller Disclosure Schedule, Seller shall not with respect to any Company, and Seller shall not permit any Company or, with respect to any Company Business, any of each Company’s Affiliates, without the prior consent of the Buyers (such consent not to be unreasonably withheld, conditioned or delayed), to:
(i)    enter into, amend, extend or terminate any material Contract (or any agreement that if entered into as of the date hereof would be a material Contract) or assign any material rights or claims thereunder or delegate performance thereunder, except in the ordinary course of business consistent with past practice;
(ii)    enter into any assumed or ceded reinsurance contract or, amend, effect or consent to a termination under, or waive compliance with any provision under any Reinsurance Contract or assign any material rights or claims thereunder or delegate performance thereunder;
(iii)    other than in connection with the management of Available Investments in accordance with the Investment Guidelines in the ordinary course of business, sell, convey, acquire, dispose of or transfer any property, assets or rights of any Company or that is or would be a Company Business Asset;
(iv)    (A) split, subdivide, combine or reclassify any of each Company’s outstanding capital stock or equity securities or issue or authorize the issuance of any other stock or securities in respect of, in lieu of or in substitution for membership interests or other interests representing any of each Company’s outstanding capital stock or equity securities, (B) whether directly or indirectly, purchase, redeem or otherwise acquire any membership interests or other interests representing outstanding capital stock or equity securities of any Company or any rights, warrants or options to acquire any such membership interests or interests or (C) amend the Organizational Documents of any Company, or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, of any Company;
(v)    issue, sell, dispose of, grant, pledge, grant any option, warrant or right to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance of, or otherwise encumber any membership interests or other interests representing the capital stock of or equity interests in any Company, any other voting securities or any securities convertible into or exchangeable for any such membership interests or capital interests, or issue, sell, grant or enter into any subscription, warrant, option, conversion or other right, agreement, commitment, arrangement or understanding of any kind, contingent or otherwise, to purchase or otherwise acquire, any such membership interests or capital interests, or any securities convertible into or exchangeable for any such membership interests or capital interests;
(vi)    declare, set aside or pay any dividend or make any distribution with respect to the equity interests of any Company or purchase, redeem or repurchase any membership interests or other equity interest;
(vii)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any other Person or substantially all the assets of any other Person;
(viii)    amend any Company’s Organizational Documents;
(ix)    (i) grant or provide any severance or termination payments or benefits to any Company Employee, officer or director other than in the ordinary course of business consistent with past practice, (ii) promise, grant or agree to increase the compensation, bonus opportunity or benefits of any Company Employee, officer or director, including making any grant or award of equity compensation, or accelerate the vesting of any compensation or benefit, in each case other than in the ordinary course of business consistent with past practice or (iii) adopt, establish or amend any Company Benefit Plan (or any plan or arrangement that would be a Company Benefit Plan if adopted) for the benefit of any employee, officer or director to the extent such adoption or amendment would create or increase any liability on the part of any Company, in each case other than in the ordinary course of business consistent with past practice, as required by any Employee Benefit Plan in-force as of the date hereof, or as specifically provided for in this Agreement;
(x)    (i) transfer (including through internal job postings) the employment of, reassign, or reallocate the duties or responsibilities of (A) any Company Employee such that the individual would not be a Company Employee at Closing, or (B) any other employee of Seller or its Affiliates such that the individual would be a Company Employee at Closing or (ii) hire any new employee who would be a Company Employee or would replace a Company Employee, except (x) any new employee who is a non-exempt employee (as determined in accordance with the provisions of Section 13 of the Fair Labor Standards Act and applicable regulations) or (y) an exempt employee with a salary of less than $100,000 per year, in each case of clauses (x) and (y), who is hired in the ordinary course of business consistent with past practice (and Buyers shall be provided reasonable notice thereof);
(xi)    enter into, adopt, extend (beyond the Closing Date), renew or amend any collective bargaining agreement or other contract with any labor organization, union or association, except in each case as required by Applicable Law;
(xii)    (i) terminate any Company Employee, except in the ordinary course of business consistent with past practice (and the Buyers shall be provided reasonable notice thereof) or (ii) undertake any reduction in force, including any program or plan to entice employees to voluntarily terminate employment in return for severance or other incentives, bonuses or special employee benefit provisions (including Company Benefit Plan enhancements);
(xiii)    make any change in the methodology for establishing Reserves or in the actuarial methodology assumptions or principles used in the Reference Balance Sheets (except as expressly set forth in Section 2.4(a)) or make any change in the accounting, sales, marketing, policy cancellation, actuarial, investment, Producer compensation, underwriting, reinsurance or claims administration principles, policies, practices or procedures, except as may be required by GAAP, SAP or Applicable Law;
(xiv)    enter into any new line of business or launch, market, issue or agree to issue any new products or make material modifications or additions to the terms and conditions of the Insurance Contracts, other than the new products the Companies intend to launch in North Carolina and South Carolina as previously disclosed to Buyers;
(xv)    voluntarily abandon any material Permit, except to the extent required in order to comply with Applicable Law, or voluntarily terminate, fail to renew or permit to lapse any material Permit;
(xvi)    make any filings with any Governmental Entity relating to the (i) withdrawal by any Company from any lines or kinds of business, or (ii) entering into by any Company any new lines or kinds of business, other than filings with the States of New Jersey, Massachusetts, Rhode Island, Connecticut and Florida to conduct insurance business in such States as previously disclosed to Buyers; provided that the Seller shall obtain the prior consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed) before any Company actually conducts business in any such State;
(xvii)    make or authorize any capital expenditures of any Company that are, in the aggregate, in excess of $100,000;
(xviii)    (i) incur, assume or guarantee any Indebtedness for borrowed money or (ii) otherwise guarantee the obligations of another Person;
(xix)    acquire any real property or any direct or indirect interest in any real property;
(xx)    other than in connection with the management of Available Investments, make any loans, advances or capital contributions to, or investments in, any other Person, other than loans and advances to Producers and Company Employees in the ordinary course of business consistent with past practice;
(xxi)    take or cause to be taken any action that would result in the Available Investments of any Company or Seller to be managed on a basis that is inconsistent, in any material respects, with the Investment Guidelines in effect on the date hereof;

(xxii)    pay, settle, release, forgive or compromise any Action or threatened Action or other claim or waive any right thereto, except for claims under policies and certificates of insurance within applicable policy limits;
(xxiii)    make (inconsistent with past practices), change or revoke any election related to Taxes, settle or compromise any Tax liability, enter into any closing agreement or related agreement or arrangement related to Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, file any Tax Return or amended Tax Return, surrender any right to claim a refund of Taxes, or adopt or change any taxable period or any Tax accounting or Tax reserving method, in each case if any such election, change, revocation, settlement, compromise, consent, waiver or other action would have the effect of materially increasing the Tax liability of the Company for any Post-Closing Tax Period;
(xxiv)    dispose of, permit to lapse, abandon, dedicate to the public domain, waive, release or assign any rights, or settle any claims, or permit the creation of any material Lien with respect to any Intellectual Property of any Company;
(xxv)    terminate, cancel or amend, or cause the termination, cancellation or amendment of, any material insurance coverage (and any surety bonds, letters of credit, cash collateral or other deposits related thereto required to be maintained with respect to such coverage) maintained by or for the benefit of any Company or any Company Business that is not replaced with comparable insurance coverage;
(xxvi)    permit any Company to forgive, cancel or compromise any debt or claim, or waive or release any right of material value, other than in the ordinary course of business consistent with past practice;
(xxvii)    default on any Indebtedness or fail to pay or satisfy when due any material liability (other than any such liability that is being contested in good faith);
(xxviii)     voluntarily adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a dissolution, rehabilitation, consolidation, restructuring, recapitalization or other reorganization of any Company;
(xxix)    except in the ordinary course of business consistent with past practice, accelerate the collection of any accounts receivable;
(xxx)    make any material changes in the terms or policies with respect to the payment of compensation to any Producers, other than in the ordinary course of business consistent with past practice; or
(xxxi)    enter into any contract with respect to any of the foregoing.
(b)    Notwithstanding the provisions set forth in Section 5.1(a), if the Closing has not occurred by January 15, 2027, Section 5.1(a)(ii) shall have no further force and effect and Seller shall have sole discretion with respect to any reinsurance agreements or arrangements; provided that, (1) starting on December 1, 2026, the Companies shall be permitted to begin preparing materials in anticipation of a bid on a reinsurance program for the Companies following January 15, 2027 (whether on a standalone or combined basis with the Buyers and their Affiliates) and (2) following January 15, 2027 and prior to the Closing, the Seller shall (A) keep the Buyers informed of its plans with respect to reinsurance and (B) consider in good faith any proposals by the Buyer to enter into a reinsurance program on a combined basis with the Buyers and their Affiliates to the extent that it can be entered into prior to April 1, 2027. Seller shall not, and shall cause the Companies not to, enter any binding reinsurance agreements or arrangements prior to March 1, 2027.
Section 5.2.    Access to Information; Confidentiality.
(a)    Prior to the Closing Date, Seller shall cause each Company and Seller’s Affiliates to afford to Buyers and their Representatives reasonable access, including access upon reasonable notice at reasonable times during normal business hours, to all of the Books and Records and all of the properties and Company Employees and, during such period, Seller shall and shall cause each Company to furnish to Buyers such information concerning the business, properties, financial condition, operations and senior personnel of each Company as the Buyers may from time to time reasonably request, other than any such properties, books, contracts, records and information that (i) are subject to an attorney-client or other legal privilege that might be impaired by such disclosure or (ii) are subject to an obligation of confidentiality; provided, that (x) in the case of clause (i) Seller will use its commercially reasonable efforts to take such action (such as entering into a joint defense agreement or other arrangement to avoid loss of the attorney-client privilege) with respect to such books, records, contracts, properties and information as is necessary to permit disclosure to Buyers and Buyers’ Representatives and (y) in the case of clause (ii) Seller shall notify Buyers promptly if any information is being withheld in reliance on clause (ii) and Seller shall use its commercially reasonable efforts to obtain a waiver of the applicable obligation. All requests for access or information pursuant to this Section 5.2 shall be directed to such Person or Persons as Seller shall designate. Without limiting the terms thereof, the Confidentiality Agreement shall govern the obligations of Buyers and their Representatives with respect to all information of any type furnished or made available to them pursuant to this Section 5.2(a).
(b)    The Confidentiality Agreement shall terminate on and as of the Closing Date. From and after the Closing with respect to the Business Confidential Information and from and after the date hereof with respect to the Buyer Confidential Information, Seller shall, and shall cause its Affiliates and its and their representatives to (i) maintain the confidentiality of, (ii) not disclose to any other Person (other than Seller’s Affiliates) and (iii) not use, any Business Confidential Information or Buyer Confidential Information, except that Seller and its Affiliates may disclose Business Confidential Information or Buyer Confidential Information (A) to the extent required by Applicable

Law, in any report, statement, testimony or other submission to any Governmental Entity having jurisdiction over Seller or its Affiliates, as applicable, (B) as may be reasonably necessary or advisable in connection with any Tax Returns, accounting records, financial reporting obligations or any audit, or disclosure or corporate governance best practices of Seller, (C) in order to comply with any Applicable Law or the rules of any listing authority or stock exchange applicable to Seller or its Affiliates, as applicable, (D) in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to Seller or its Affiliates, as applicable, in the course of any litigation, investigation or administrative proceeding or (E) to the extent necessary for the performance of Seller’s obligations, or the enforcement of Seller’s rights, under this Agreement or the Transaction Agreements. If Seller or any of its Affiliates or their respective representatives becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any Business Confidential Information or Buyer Confidential Information, Seller shall, to the extent permitted by applicable Law and reasonably practicable, (I) provide Buyers with prompt written notice of such requirement and (II) cooperate with Buyers and Buyers’ Affiliates at Buyers’ sole cost and expense to obtain a protective order or similar remedy to cause Business Confidential Information or Buyer Confidential Information not to be disclosed, including interposing any reasonable objections thereto, such as objections based on settlement privilege. In the event that such protective order or other similar remedy is not obtained, Seller or its applicable Affiliates shall furnish only that portion of Business Confidential Information or Buyer Confidential Information that has been legally compelled, and shall exercise its commercially reasonable efforts at Buyers’ sole cost and expense to obtain assurance that confidential treatment will be accorded such disclosed Business Confidential Information or Buyer Confidential Information. Notwithstanding the foregoing, Seller and its Affiliates may make disclosures of Business Confidential Information or Buyer Confidential Information in connection with ordinary course examinations, audits or filings with or by regulatory or self-regulatory authorities (including Tax Authorities), without requirement to notify Buyers or otherwise comply with the foregoing terms and conditions of this Section 5.2(b), provided, that such examination, audit or filing does not specifically target Buyers or their Affiliates or the transactions contemplated by this Agreement. Seller hereby agrees, and shall cause its Affiliates and its and their representatives, to protect the Business Confidential Information and Buyer Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized disclosure of Business Confidential Information and Buyer Confidential Information as Seller or its applicable Affiliate uses to protect its own confidential information of a like nature.
Section 5.3.    Reasonable Best Efforts. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Transaction Agreements.

Section 5.4.    Consents, Approvals and Filings.
(a)    Seller and Buyers shall each use their reasonable best efforts, and shall cooperate fully with each other (i) to comply as promptly as practicable with all requirements of Governmental Entities applicable to the transactions contemplated by the Transaction Agreements and (ii) to obtain as promptly as practicable all necessary permits, orders or other consents, approvals or authorizations of Governmental Entities and approvals, authorizations, consents, waivers or licenses of all other third parties necessary in connection with the consummation of the transactions contemplated by the Transaction Agreements (including those set forth in Section 3.5 of the Seller Disclosure Schedule or Section 4.3 of the Buyer Disclosure Schedule); provided, that each party shall pay its own filing and application fees payable to Governmental Entities. Notwithstanding anything to the contrary in this Agreement, neither Seller nor the Companies shall be required to pay any amounts in connection with obtaining any consent, waiver or approval from a third party other than a Governmental Entity. In connection therewith, Seller and Buyers shall make and cause their respective Affiliates to make all legally required (on such party’s behalf) filings with Governmental Entities as promptly as practicable in order to facilitate prompt consummation of the transactions contemplated by the Transaction Agreements, shall provide and shall cause their respective Affiliates to provide such information and communications to Governmental Entities as such Governmental Entities may reasonably request, shall and shall cause their respective Affiliates to use reasonable best efforts to (x) avoid any Action by any Governmental Entity with respect to the transactions contemplated by the Transaction Agreements, and (y) defend or contest in good faith any Action by any third party (including any Governmental Entity), whether judicial or administrative, challenging any of the Transaction Agreements or the transactions contemplated thereby, or that could otherwise prevent, impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated thereby. Except as may be prohibited by Applicable Law, each of the parties shall use reasonable best efforts to provide to the other party copies of all applications or other communications to Governmental Entities in connection with this Agreement in advance of the filing or submission thereof; provided, that neither party shall be required to provide the other with any information or materials that are commercially sensitive, contain personal information about an officer or director or are legally privileged.
(b)    Without limiting the generality of the foregoing, as promptly as practicable and in any event within 30 days after the date hereof, (i) Buyers shall file with all applicable domestic and international Insurance Regulators requests for approval of the transactions contemplated by the Transaction Agreements, as set forth in set forth in Section 5.4(b) of the Buyer Disclosure Schedule and (ii) Seller shall file with all applicable domestic and international Insurance Regulators requests for approval of the transactions contemplated by the Transaction Agreements, as set forth in set forth in Section 5.4(b) of the Seller Disclosure Schedule. Except as prohibited by Applicable Law, a reasonable time prior to furnishing any written materials to any Insurance Regulator in connection with the transactions contemplated by the Transaction

Agreements, Buyers or Seller, as applicable, shall use reasonable best efforts to furnish the other party with a copy thereof in advance so that other shall have a reasonable opportunity to provide comments thereon; provided, that Buyers or Seller, as applicable, shall not be required to provide the other party with any information or materials that are commercially sensitive, contain personal information about an officer or director or are legally privileged. Each party shall give to the other party prompt written notice if it receives any notice or other communication from any Insurance Regulator in connection with the transactions contemplated by the Transaction Agreements, and, in the case of any such notice or communication which is in writing, shall promptly furnish the other party with a copy thereof. Each party shall give to the other party reasonable prior written notice of the time and place when any meetings, telephone calls or other conferences may be held by it with any Insurance Regulator in connection with the transactions contemplated by the Transaction Agreements, and, unless prohibited by the applicable Insurance Regulator and other than administrative telephonic conferences, the other party shall have the right to have a representative or representatives attend or otherwise participate in any such meeting, telephone call or other conference.
(c)    Notwithstanding anything to the contrary in this Agreement, no party shall be obligated to take or refrain from taking any action or to become subject to any condition, limitation, restriction or requirement, in each case that is imposed by a Governmental Entity on such party or its Affiliates in connection with the pursuit of the consent or approval of a Governmental Entity for the transactions contemplated hereby, that would reasonably be expected to result in a Burdensome Condition. For purposes of this Agreement, “Burdensome Condition” means (i) with respect to Buyers, an adverse effect on Buyers, any Company or any Affiliate of the Buyers considered as a whole, (ii) with respect to Buyers, any requirement to sell, divest, operate in a specified manner, hold separate or discontinue, before or after the Closing, any portion of the assets, liabilities, businesses or operations of Buyers or their Affiliates existing prior to Closing, (iii) with respect to Buyers, any requirement to provide to any Company any form of parental support, guarantee, keep well or other capital maintenance agreement or undertaking (including to maintain a minimum risk-based capital level or rating), (iv) with respect to either party, any requirement to commence, threaten or otherwise seek to commence any Action against a Governmental Entity or (v) with respect to either party, a material negative effect on or impairment of the economic benefits such party reasonably expected to derive from the consummation of the transactions contemplated hereby, had such party or its Affiliates not been obligated to take or refrain from taking the relevant action or to become subject to the relevant condition, limitation, restriction or requirement being imposed by a Governmental Entity.
Section 5.5.    Public Announcements. Except as may be required by Applicable Law, each party shall, to the extent reasonably feasible, consult with the other party before issuing, and provide the other party the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated by the Transaction Agreements (including regarding its plans relating to employees, Producers or other third parties or with respect to the funding or operation of any Company Business). Notwithstanding anything else to the contrary in this Agreement, (a) except as may be required by Applicable Law, Seller and its Affiliates shall not issue any press release or make any such public statement with respect to such matters without the advance written approval of the Buyers and (b) Buyers and their Affiliates shall consider in good faith comments provided by the Seller as part of any such consultation but shall be permitted to issue press releases and make public statements with respect to such matters without the approval of the Seller and without incorporating any such comments.
Section 5.6.    Related Party Agreements. Except as set forth in Section 5.6 of the Seller Disclosure Schedule, Seller shall cause all Related Party Agreements to be terminated immediately prior to the Closing, including by terminating all agreements between any Company, on the one hand, and Seller or any of its Affiliates (including any other Company), on the other hand, to the extent not set forth on such schedule. Seller shall cause all intercompany balances between any Company, on the one hand, and Seller or any of its Affiliates (including any other Company), on the other hand, to be paid in full and settled immediately prior to the Closing and shall be permitted to distribute or dividend the proceeds of such transactions.
Section 5.7.    Further Assurances. On and after the Closing Date, Seller and Buyers shall, and shall cause their respective Affiliates to, use reasonable best efforts to execute and deliver, or shall cause to be executed and delivered, such documents, certificates, agreements and other writings and shall take, or shall cause to be taken, such further actions as may be reasonably required or requested by any party to carry out the provisions of the Transaction Agreements and consummate or implement expeditiously the transactions contemplated by the Transaction Agreements.
Section 5.8.    Access to Books and Records.
(a)    Until the seventh anniversary of the Closing (provided, that Buyers shall give 30 days’ notice to Seller prior to destroying any records to permit Seller, at its expense, to examine, duplicate or repossess such books and records), Buyers shall afford promptly to Seller and its Representatives reasonable access to the books, records, officers, employees, auditors and other advisors of any Company, and provide information with respect to any Company in a readily accessible form (including financial information in a form consistent with each Company’s historical practice for the preparation of such financial information), to the extent reasonably required by Seller for any lawful business purpose, including litigation, disputes, compliance, financial reporting (including financial audits of historical information), loss reporting, regulatory and accounting matters, and the Buyers shall reasonably cooperate with Seller and its Representatives to furnish such books and records and information and make available such officers, employees, auditors and other advisors of any Company; provided, that such access does not unreasonably interfere with the conduct of the business of Buyers or any Company. Notwithstanding the foregoing, access to records relating to Taxes shall be governed exclusively by Section 8.4. Notwithstanding the provisions of this Section 5.8(a), although the existence of a dispute or other adversarial proceeding between or among any of the parties hereto shall not abrogate or suspend the provisions of this

Section 5.8(a), as to such records or other information directly pertinent to such dispute or other adversarial proceeding (excluding any dispute with respect to the determination of the Final Adjustment Amount under Section 2.6), Seller shall not utilize this Section 5.8(a), but rather, absent agreement, must utilize the applicable rules of discovery.
(b)    Until the seventh anniversary of the Closing (provided, that Seller shall give 30 days’ notice to Buyers prior to destroying any records to permit Buyers, at its expense, to examine, duplicate or repossess such books and records), Seller shall, and shall cause Seller’s Affiliates to, afford promptly to Buyers and their Representatives reasonable access to the books, records, officers, employees, auditors and other advisors relating to each Company, and provide information with respect to each Company in a readily accessible form (including financial information in a form consistent with Seller or such Affiliate’s historical practice for the preparation of such financial information), to the extent reasonably required by Buyers for any lawful business purpose, including litigation, disputes, compliance, financial reporting (including financial audits of historical information), loss reporting, regulatory and accounting matters, and Seller shall, and shall cause its Affiliates to, reasonably cooperate with Buyers and their Representatives to furnish such books and records and information and make available such officers, employees, auditors and other advisors with respect to each Company; provided, that such access does not unreasonably interfere with the conduct of the business of Seller or Seller’s Affiliates. Notwithstanding the foregoing, access to records relating to Taxes shall be governed exclusively by Section 8.4. Notwithstanding the provisions of this Section 5.8(b), although the existence of a dispute or other adversarial proceeding between or among any of the parties hereto shall not abrogate or suspend the provisions of this Section 5.8(b), as to such records or other information directly pertinent to such dispute or other adversarial proceeding (excluding any dispute with respect to the determination of the Final Adjustment Amount under Section 2.6), Buyers shall not utilize this Section 5.8(b), but rather, absent agreement, must utilize the applicable rules of discovery.
Section 5.9.    Maintenance and Delivery of Books and Records. During the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, Seller shall, and shall cause its Affiliates to, maintain the Books and Records in all material respects in the same manner and with the same care that the Books and Records have been maintained prior to the execution of this Agreement. At the Closing, Seller shall cause all Books and Records in the possession of Seller or any of Seller’s Affiliates to be delivered to the Buyers (or a Person designated by the Buyers) in the manner (and in the case of physical Books and Records at the location(s)) reasonably requested by Buyer, in all cases to the extent not located at an office of the Companies.
Section 5.10.    Tail Policies; Indemnification.
(a)    At or prior to the Closing Date, the Companies shall purchase: (i) an extended reporting period endorsement under each Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail Policy”) for the directors and officers of each Company in a form acceptable to Seller and Buyers that shall provide such directors and officers with coverage for three (3) years following the Closing Date of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by each Company as of the date hereof, (ii) an extended reporting period endorsement under each Company’s existing errors and omissions liability insurance coverage (the “E&O Tail Policy”) in a form acceptable to Seller and Buyers that shall provide coverage for three (3) years following the Closing Date of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the errors and omissions liability insurance coverage maintained by each Company as of the date hereof, (iii) an extended reporting period endorsement under each Company’s existing cybersecurity insurance coverage in a form acceptable to Seller and Buyers that shall provide each Company with coverage for three (3) years following the Closing Date of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the cybersecurity insurance coverage maintained by each Company as of the date hereof (the “Cybersecurity Tail Policy,” and collectively with the D&O Tail Policy and E&O Tail Policy, the “Tail Policies”) and (iv) an extended reporting period endorsement under each Company’s existing fiduciary liability insurance coverage in a form reasonably acceptable to the Seller and Buyers that shall provide each Company with coverage for three (3) years following the Closing Date of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the fiduciary liability insurance coverage maintained by each Company as of the date hereof (“Fiduciary Tail Policy” and collectively with the D&O Tail Policy, E&O Tail Policy, and Cybersecurity Tail Policy, the “Tail Policies”). Buyers and Seller shall be responsible for payment of 50% of the cost of obtaining the Tail Policies. The Buyers shall, and shall cause each Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.
(b)    Until the earlier of (i) the date that is six (6) years following the Closing Date and (ii) the dissolution, winding up, or liquidation of the applicable Company, the Buyers shall, and shall cause each Company to, ensure that each Company’s Organizational Documents will contain provisions no less favorable with respect to indemnification and advancement and reimbursement of expenses, for the benefit of any Person who is now, or who at any time prior to the Closing was, a director, manager, officer or employee of any Company (the “Indemnified Agents”), than the terms of each Company’s Organizational Documents as of the Closing. If the Buyers or any Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, the Buyers or such Company, as applicable, shall use commercially reasonable efforts to cause the successors and assigns of the Buyers or such Company, as applicable, to assume the obligations set forth in this Section 5.10(b).
(c)    The provisions of this Section 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Agent and his or her heirs and

Representatives; and (ii) in addition to, and not in substitution of, any other rights, including rights to indemnification and advancement and reimbursement of expenses, that any Indemnified Agent may be entitled to, or hereafter acquire, under any applicable Law, Contract, Organizational Document or otherwise.
Section 5.11.    Non-Competition.
(a)    For a period of three and one-half (3.5) years following the Closing Date, Seller shall not, and shall cause each of its Affiliates not to, directly or indirectly engage in any business competitive with any Company Business (“Competing Business”) through any Producer or otherwise.
(b)    Following the Closing Date, Seller shall not, and shall cause each of its Affiliates to not (i) initiate, promote or establish any program for the substitution, surrender, exchange, termination or system replacement of all or any portion of the coverage provided by any Insurance Contract or Customer Contract with another insurance policy or other contract or coverage written or sold by Seller or any of its Affiliates, (ii) induce or provide any incentive (financial or otherwise) to any Producer to terminate its relationship with any Company, (iii) induce or provide any incentive (financial or otherwise) to any Producer to target or solicit, or cause to be targeted or solicited (on a system basis or otherwise) any holder of an Insurance Contract or any customer of a Customer Contract to replace all or any portion of the coverage provided by such Insurance Contract or Customer Contract with another insurance policy contract or coverage written or sold by Seller or any of its Affiliates or (iv) use the list of holders of Insurance Contracts or customers of any Company Business or information related to pricing or forms of such policies and contracts or similar proprietary information of any Company for any purpose without Buyers’ prior written consent.
(c)    Notwithstanding anything to the contrary set forth in Section 5.11(a), and without implication that the following activities otherwise would be subject to the provisions of this Section 5.11, nothing in Section 5.11(a) shall preclude, prohibit or restrict Seller or any of its Affiliates from engaging, or require Seller to cause any of its Affiliates not to engage, in any manner in any of the following:
(i)    making passive investments in the ordinary course of business, including in a general or separate account of an insurance company, in Persons engaged in a Competing Business; provided, that Seller or any of its Affiliates: (A) do not have the right to designate a majority of the members of the board of directors or other governing body of such entity or otherwise to direct the operation or management of any such entity, (B) is not a participant with any other Person in any group (as such term is used in Regulation 13D of the Exchange Act) with such right and (C) owns less than 10% of the outstanding voting securities (including convertible securities) of such entity; or
(ii)    acquiring any business, or acquiring, merging or combining with any Person (an “Acquired Business”) where the Acquired Business derived less than 10%

of its net operating revenue on a consolidated basis for the most recent fiscal year from a Competing Business.
(d)    This Section 5.11 and Section 5.12 below shall not apply to the Key Executive except to the extent set forth in the Key Executive Joinder.
Section 5.12.    Non-Solicitation. For a period of three and one-half (3.5) years following the Closing Date, without the prior written consent of Buyers, Seller shall not and shall cause their Affiliates to not, whether directly or indirectly, solicit for employment, employ or contract for the services of any Company Employee; provided, that nothing in this Section 5.12 shall prohibit Seller or its Affiliates from engaging in general solicitations not directed at such Persons or from soliciting, employing or contracting for the services of any such Person whose employment with or engagement by Buyers or any of its Affiliates (including the Companies) has been terminated by Buyers or its applicable Affiliate or who has otherwise ceased to be employed or engaged by Buyers or any of its Affiliates (including the Companies) for a period of at least twelve months prior to the first contact by Seller or its Affiliate with such Person.
Section 5.13.    Employee Matters.
(a)    Continued Employment. Simultaneously with the Closing, Buyers shall, or shall cause one of their Affiliates (which may be Homeowners of America Holding Corporation or another Affiliate of the Buyers) to, offer continued employment effective as of the Closing or such later date as provided below (in compliance with the covenants set forth in this Section 5.13 and initially in the same position and work location as in effect for each Company Employee as of immediately prior to the Closing Date) to each Company Employee who is actively employed (including Company Employees on vacation, holiday, jury duty, bereavement leave or other similar paid time off short term absence) immediately prior to the Closing Date (such continuing Company Employees, the “Transferred Employees”). Seller and Buyers intend that the Company Employees shall continue to provide services to the Company Business without interruption and that Company Employees shall have continuous and uninterrupted employment with respect to the Company Business as of the Closing Date. Without limiting the foregoing, Buyers shall, or shall cause one of their Affiliates (which may be Homeowners of America Holding Corporation or another Affiliate of the Buyers) to pay the employees set forth on Section 5.13(a) of the Seller Disclosure Schedule their respective salaries for a period of at least twelve (12) months following the Closing notwithstanding the termination of their employment prior to such date.
(b)    Incentive and Equity Awards. Seller and its Affiliates shall be responsible for all payments, Liabilities, and obligations with respect to any grants or awards applicable to a Transferred Employee under any long-term incentive plan or other arrangement (including any equity or equity-based incentive plan or individual letter agreement, individual profit sharing or incentive unit letter) of the Seller or its Affiliates in which a Transferred Employee participates immediately prior to the Closing (each such award, a “Seller Incentive Award”). Nothing in this Agreement shall be deemed to limit Seller’s discretion to determine, in accordance with the applicable Seller Incentive

Award, whether any service, employment or other condition under such Seller Incentive Award has been satisfied, waived or modified. No later than the Closing, Seller or one of its Affiliates shall cause each Transferred Employee to vest in his or her Seller Incentive Awards in accordance with the terms of the applicable long-term incentive plan, and Seller or one of its Affiliates shall make all payments necessary to satisfy any such Seller Incentive Award, in accordance with the terms and conditions of the applicable long-term incentive plan. With respect to any annual bonus payable to a Transferred Employee for the fiscal or calendar year in which the Closing Effective Date occurs (the “Bonus Period”), Seller or one of its Affiliates shall pay to each Transferred Employee the Transferred Employee’s target annual bonus under the Seller or its Affiliate’s annual bonus plan or policy, based on each Transferred Employee’s target bonus and pay immediately prior to the Closing Effective Date, and prorated for the period beginning on the first day of the Bonus Period and ending on the Closing Effective Date. For purposes of this Section 5.13(b), “annual bonus” shall not include any Seller Incentive Award. To facilitate the transactions contemplated by this Section 5.13(b), the Buyers shall provide the Seller with at least five (5) Business Days’ prior notice of the anticipated Closing Date if the anticipated Closing Date will occur at least five (5) Business Days following the Condition Satisfaction and, if the Closing Date is expected to occur less than five (5) Business Days following the Condition Satisfaction, the Buyers will use reasonable best efforts to notify the Seller of that prospect and the anticipated Closing Date so that the Seller and its Affiliates will have sufficient time effectuate such transactions.
(c)    No Modification. The provisions of this Section 5.13 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to (i) constitute an amendment to or establishment of any Employee Benefit Plan or other compensation and benefits plans maintained for or provided to Transferred Employees or any other Persons prior to or following the Closing Effective Date, or (ii) confer upon or give to any Person (including, for the avoidance of doubt, any Transferred Employee or any current or former employees, directors, or independent contractors of any Company, Seller or any of their Affiliates, or on or after the Closing, Buyers, any Company or any of their post-Closing Affiliates), other than the parties hereto, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 5.13 under or by reason of any provision of this Agreement. Buyers and their Affiliates shall have no obligation to continue to employ any Transferred Employee following the Closing and nothing in this Section 5.13 shall be construed to limit any rights Buyers or their Affiliates have under any Employee Benefit Plans of Buyers or their Affiliates or any other compensation or benefit plan or arrangement to amend, modify or terminate any such plan or arrangement.
Section 5.14.    Notice of Certain Events. From the date hereof until the Closing, Seller shall promptly notify Buyers in writing of: (i) any circumstance, event or action relating to Seller or any Company the existence, occurrence or taking of which (A) has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (B) has resulted or would reasonably be expected to result in the failure of any of the conditions set forth in Sections 6.1 or 6.2 to be satisfied and (ii) any Action commenced or, to the Knowledge of

Seller, threatened, against any Company that, if pending on the date hereof, would have been required to have been disclosed pursuant to Section 3.12. From the date hereof until the Closing, Buyers shall promptly notify Seller in writing of any circumstance, event or action relating to Buyers or any of their Affiliates the existence, occurrence or taking of which has resulted or would reasonably be expected to result in the failure of any of the conditions set forth in Sections 6.1 or 6.3 to be satisfied.
Section 5.15.    Release of Company Claims. Effective as of the Closing, Seller and its Affiliates (each, a “Releasing Party”) hereby releases and absolutely forever discharges each Company and their respective directors, officers, employees and agents (each, a “Released Party”) from and against all Released Matters. As used herein, “Released Matters” means any and all claims, demands, damages, debts, liabilities, obligations, costs, expenses (including attorneys’ and accountants’ fees and expenses), actions and causes of action of any nature whatsoever, whether now known or unknown, suspected or unsuspected, that such Releasing Party now has, or at any time previously had, or shall or may have in the future, as a stockholder, officer, director, contractor, consultant or employee of any Company or otherwise, arising by virtue of or in any matter related to any actions or inactions with respect to any Company or its affairs on or before the Closing Date. It is the intention of the Releasing Parties that the foregoing release shall be effective as a full and final accord and satisfaction and general release of and from all Released Matters and the final resolution by the Releasing Parties and the Released Parties of all Released Matters. Notwithstanding the foregoing, Released Matters shall not include any rights and claims arising under or out of (a) this Agreement or any other Transaction Agreement or the transactions contemplated hereby or thereby, including any rights arising under the R&W Policy, and (b) any rights to indemnification, exculpation or advancement of expenses pursuant to the Organizational Documents of any Company.
Section 5.16.    Interim Financial Statements and Reports.
(a)    From the date hereof until the Closing, Seller shall deliver to Buyers (i) promptly following the filing thereof, all statutory financial statements for ATIC if any, filed with a Governmental Entity (the “ATIC Subsequent Statutory Financial Statements”) and all financial statements for Lonestar if any, filed with a Governmental Entity, in each case prepared after the date hereof and prior to the Closing Date (the “Lonestar Subsequent GAAP Financial Statements”), and (ii) such additional financial and operating data and other information relating to each Company and their business as the Buyers may reasonably request.
(b)    Within thirty (30) days following the end of each calendar month occurring following the date hereof until the Closing, Seller shall deliver to Buyers (i) the unaudited consolidated balance sheet of AU MGA as of the end of such month in accordance with GAAP and (ii) the unaudited consolidated statement of operations and comprehensive (loss) income and stockholders’ equity for AU MGA for the year-to-date period ending at the end of such month prepared in accordance with GAAP consistently applied during the periods involved (the “AU MGA Subsequent GAAP Financial Statements”).

(c)    At or prior to the Closing, Seller shall deliver to Buyers a true, complete and correct list of all Available Investments of each Company with information included therein as to the Statutory Book Value and fair market value of such Available Investments calculated in a manner consistent with the calculations with respect to such assets in Section 3.27(a)(i) of the Seller Disclosure Schedule, in each case, as of the close of business on a day requested in writing (delivered not less than three (3) Business Days prior to the Closing Date) by Buyers, provided, that such day shall be at least two (2) Business Days prior to the Closing Date.
Section 5.17.    Use of Names. Following the Closing Date, Seller shall not, and shall cause its Affiliates to not (a) use in commerce or license for use the names or trademarks “Allied Trust Insurance Company”, “Allied Underwriters LLC”, or “Lonestar Lagniappe Reinsurance Holdings, LLC” (collectively, the “ATIC Names”) or any similar names or trademarks, (b) file any application for trademark registration that contains any of the ATIC Names and/or any similar names or trademarks, (c) oppose or otherwise challenge Buyers’ continued use of any of the ATIC Names or any similar names or trademarks or (d) register any domains or social media accounts containing or comprising any of the ATIC Names and/or or any similar names or trademarks.
Section 5.18.    No Negotiation. Until such time, if any, as this Agreement is terminated pursuant to Article IX, Seller will not, and will cause its Affiliates and each of their representatives not to, directly or indirectly solicit, initiate, or intentionally encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Buyer) relating to any transaction involving the sale of any Company (or the business thereof or any part of such business) or any Company, or any merger, consolidation, business combination, reinsurance transaction or similar transaction involving the sale of any Company.
Section 5.19.    R&W Policy. The Buyers have obtained a conditional binder to the R&W Policy, a copy of which has been provided to Seller. At Closing, Buyers and Seller shall be responsible for payment of 50% of the premium and other costs, fees or expenses set forth in the R&W Insurance Policy and all other costs, fees, and expenses associated with obtaining the R&W Insurance Policy (the “R&W Policy Premium and Fees”). The Buyers and Seller shall pay, or shall cause to be paid, the full amount of the R&W Policy Premium and Fees to the R&W Policy provider or as otherwise required by the R&W Policy. The R&W Policy shall include a full and complete waiver of all rights of subrogation and any form of recourse or right of action against Seller, except to the extent arising from Fraud. The Retention shall not exceed $2,000,000. The Buyers will not, without the consent of Seller, terminate or amend the R&W Insurance Policy in a manner adverse to Seller, including any section of the R&W Policy that would expand the R&W Insurer’s right to subrogate against Seller and/or its Affiliates. For the sake of clarity, the limitations of liability of Seller set forth herein shall still apply if the R&W Policy is not issued or is revoked, cancelled or modified or if any amount is for any reason not recovered under the R&W Policy.
Section 5.20.    Cooperation on Financial Statements and Securities Filings.

(a)    Pre-Closing Cooperation. From the date of this Agreement through the Closing, Seller shall, and shall cause each Company to, use commercially reasonable efforts to cooperate with and assist the Buyers in connection with any filings that the Buyers or their Affiliates are required to make under the Securities Act or the Exchange Act (including any registration statement filed or to be filed by the Buyers or their Affiliates in the ordinary course and any Current Report on Form 8-K) that are required by the applicable rules and regulations of the SEC to include financial statements or financial information of the Companies (collectively, “Required Filings”). Without limiting the foregoing, such cooperation shall include: (i) providing the Buyers and their accountants and auditors with reasonable access, during normal business hours and upon reasonable advance notice, to the books, records, work papers (to the extent in the possession or control of the Companies), and financial data of the Companies as reasonably necessary for the Buyers and their Affiliates to prepare (A) unaudited interim financial statements of the Companies for the periods required by Rule 3-05 of Regulation S-X and (B) pro forma financial information required by Article 11 of Regulation S-X, in each case to the extent required to be included in a Required Filing; provided that neither Seller nor any Company shall be required to prepare any financial statements or financial information that it does not prepare in the ordinary course of business; (ii) using commercially reasonable efforts to request that the Companies' current and former independent auditors provide such consents, reissued audit reports, and other customary deliverables as are reasonably required by the rules and regulations of the SEC for inclusion of the Companies' existing audited financial statements in a Required Filing, it being understood that the delivery of any comfort letter shall be within the discretion of such auditors; (iii) making the Companies’ financial and accounting personnel reasonably available to the Buyers’ accountants, auditors, and counsel in connection with the preparation of such financial statements, pro forma financial information, and Required Filings; and (iv) using commercially reasonable efforts to request that the Companies’ current and former independent auditors cooperate with the Buyers’ independent auditors in connection with any customary review or consent process. The Buyers shall promptly reimburse Seller and the Companies for all reasonable and documented out-of-pocket costs and expenses (including fees of auditors, accountants, counsel, and any consultants or former personnel engaged to provide such cooperation) incurred in connection with the cooperation described in this Section 5.20(a).
(b)    Post-Closing Cooperation. For a period of six (6) months following the Closing Date, Seller shall use commercially reasonable efforts to cooperate with the Buyers and their Affiliates in connection with the preparation and audit of the financial statements of the Companies for the fiscal year ended December 31, 2026, to the extent such financial statements are required to be included in a Required Filing. Such cooperation shall be limited to: (i) making available to the Buyers and their auditors any books, records, schedules, and supporting documentation of the Companies that remain in Seller’s possession or control following the Closing and are reasonably necessary for the preparation and audit of such financial statements; (ii) using commercially reasonable efforts to make available to the Buyers’ auditors, for reasonable inquiries, any former officers or accounting personnel of the Companies who remain employed or engaged by Seller or its Affiliates at such time; and (iii) using commercially reasonable efforts to request that the Companies’ former independent auditors cooperate with Buyers’ independent auditors, including with respect to access to work papers, in connection with the audit of the Companies’ 2026 fiscal year. The Buyers acknowledge that Seller will have no employees following the Closing, and nothing in this Section 5.20(b) shall require Seller or any of its Affiliates to employ, retain, or engage any individual, or require any current or former officer, employee, or representative of Seller or the Companies to execute any management representation letter or similar certification. The Buyers shall promptly reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including fees of any consultants or former personnel engaged to provide such cooperation) incurred in connection with the cooperation described in this Section 5.20(b).
(c)    Limitations. Notwithstanding anything to the contrary in this Section 5.20: (i) nothing herein shall require Seller or any Company to (A) take any action that would unreasonably interfere with the business or operations of Seller or the Companies, (B) waive or jeopardize any attorney-client privilege or work-product protection, (C) breach any confidentiality obligation or violate any Applicable Law, or (D) pay any fee or incur any liability or obligation that is not reimbursed by the Buyers; (ii) the failure of any current or former independent auditor of the Companies to deliver any consent, report, comfort letter, or other deliverable shall not constitute a breach of this Agreement by Seller or any Company; and (iii) all information provided before the Closing under this Section 5.20 shall be subject to the Confidentiality Agreement.
(d)    Buyers Responsibility; Indemnification. The Buyers shall be solely responsible for the content of any Required Filing and for any pro forma financial information or other financial information prepared by or on behalf of the Buyers. The Buyers shall indemnify, defend, and hold harmless Seller, the Companies (before the Closing), and their respective Affiliates and Representatives from and against any and all losses they incur or suffer in connection with (i) any cooperation provided under this Section 5.20 or (ii) any Required Filing or other filing, offering document, or disclosure made by the Buyers or their Affiliates, except in each case to the extent such losses result from the Fraud, willful misconduct or gross negligence of the Person seeking indemnification or from information in writing furnished by Seller or any Company (before the Closing) specifically for inclusion in such filing that is determined to have been materially inaccurate.
ARTICLE VI
CONDITIONS PRECEDENT
Section 6.1.    Conditions to Each Party’s Obligations. The obligations of Buyers and Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a)    Approvals. All consents, approvals or authorizations of, declarations or filings with or notices to any Governmental Entity, including the Texas Department of Insurance, required to be obtained or made prior to the Closing Date in connection with the transactions contemplated hereby, including those set forth in Section 3.5 of the Seller Disclosure Schedule and Section 4.3 of the Buyer Disclosure Schedule, shall have been obtained or made and shall be in full force and effect and all waiting periods required by Applicable Law shall have expired or been terminated, in each case without the imposition of a Burdensome Condition with respect to the party seeking to invoke this condition.
(b)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction and no statute, rule or regulation of any Governmental Entity preventing the consummation of the purchase and sale of the Equity Interests or any other material transaction contemplated by the Transaction Agreements shall be in effect; provided, that the party asserting the failure of this condition shall have used its reasonable best efforts, subject to the terms of Section 5.4 and other than as would impose a Burdensome Condition, to have any such order or injunction vacated.
Section 6.2.    Conditions to Obligations of Buyers. The obligations of Buyers to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by Buyers, as applicable, in writing at or prior to the Closing of the following additional conditions:
(a)    Representations and Warranties. (i) The Seller Fundamental Representations shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty speaks only as of a different date, in which event such representation and warranty shall be true and correct as of such date); and (ii) each of the other representations and warranties of Seller set forth in this Agreement shall be true and correct (without giving effect to any limitation or qualifications set forth therein as to materiality or Material Adverse Effect, other than as set forth in subclause (ii) of the first sentence of Section 3.9) on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty speaks only as of a different date, in which event such representation and warranty shall be true and correct as of such date), except where the failure of any such representations and warranties referenced in clause (ii) to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(b)    Performance of Obligations of Seller. Seller shall have performed and complied in all material respects with all agreements, obligations and covenants required to be performed or complied with by it under this Agreement on or prior to the Closing Date.

(c)    Closing Deliveries. Seller shall have delivered or caused to be delivered to Buyers each of the documents required to be delivered pursuant to Section 2.3(a).
(d)    No Material Adverse Effect. No fact, circumstance, condition, event or change shall exist or have occurred or come to exist since June 30, 2026 that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(e)    No Litigation. No Action shall be pending or threatened before any Governmental Entity that could reasonably be expected to prevent the consummation of the purchase and sale of the Equity Interests or any other material transaction contemplated by the Transaction Agreements, declare unlawful the transactions contemplated by this Agreement, cause such transactions to be rescinded or materially and adversely affect Buyers or the right of Buyers to own, operate or conduct each Company, and no Order shall have been issued by any Governmental Entity that has any of the foregoing effects.
(f)    Tail Policies. The Companies shall have purchased the Tail Policies as required pursuant to Section 5.10 and delivered to Buyers evidence of such purchase that is satisfactory to Buyers in their reasonable discretion.
Section 6.3.    Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by Seller, as applicable, in writing at or prior to the Closing of the following additional conditions:
(a)    Representations and Warranties. (i) Each of the Buyer Fundamental Representations shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty speaks only as of a different date, in which event such representation and warranty shall be true and correct as of such date); and (ii) each of the other representations and warranties of Buyers set forth in this Agreement shall be true and correct (without giving effect to any limitation or qualifications set forth therein as to materiality or Material Adverse Effect) on and as of the date of this Agreement and on and as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty speaks only as of a different date, in which event such representation and warranty shall be true and correct as of such date), except where the failure of any such representations and warranties referenced in clause (ii) to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Buyers to consummate the transactions contemplated by this Agreement (including payment of the Deferred Payments).
(b)    Performance of Obligations of Buyers. Buyers shall have performed and complied in all material respects with all agreements, obligations and covenants required to be performed or complied with by them under this Agreement on or prior to the Closing Date.
(c)    Closing Deliveries. Buyers shall have delivered or caused to have delivered to Seller each of the documents required to be delivered pursuant to Section 2.3(b).
ARTICLE VII
INDEMNIFICATION
Section 7.1.    Survival of Representations, Warranties and Covenants.
(a)    The representations and warranties of Seller and Buyers contained in this Agreement and any certificate furnished by Seller or Buyers pursuant to this Agreement shall survive the Closing and shall terminate and expire on the second anniversary of the Closing Date; provided, that (i) the representations and warranties made in or with respect to Sections 3.1, 3.2, 3.3, 3.4, 3.27(a) and 3.30 (each, a “Seller Fundamental Representation”) and Sections 4.1, 4.2, and 4.6 (each, a “Buyer Fundamental Representation”) shall survive for seven years following the Closing Date, and (ii) the representations and warranties made in Section 3.11 shall survive the Closing and terminate as provided in Section 8.7(c).
(b)    To the extent that it is to be performed after the Closing, each covenant and agreement in this Agreement will survive and remain in effect in accordance with its terms plus a period of six (6) months thereafter, after which no claim for indemnification with respect thereto may be brought hereunder. All covenants in this Agreement that by their terms are required to be fully performed prior to the Closing will survive until the first anniversary of the Closing Date, after which time no claim for indemnification with respect thereto may be brought hereunder.
(c)    Notwithstanding clauses (a) and (b) above, any breach of or inaccuracy in any representation or warranty and any breach of any covenant or agreement in respect of which indemnity may be sought under this Agreement shall in each case survive the time at which it would otherwise terminate pursuant to clause (a) or (b) above until all claims for indemnity with respect thereto are finally resolved, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the applicable Indemnitor prior to such time of termination. Except in the case of Fraud, (x) the indemnities provided for under clauses (i), (ii) and (iii) of Section 7.2(a) and under clauses (i), (ii) and (iii) of Section 7.2(b) shall terminate when the applicable representation or warranty or covenant and agreement terminates as provided above (subject to the foregoing provisions of this Section 7.1), except, in each case, as to any item as to which the Indemnitee shall have, before any such termination, previously delivered a claims notice to the applicable Indemnitor and (y) the other indemnity provided for under Section 7.2(a)(iv) shall survive for one year following the Closing Date.

Section 7.2.    Indemnification.
(a)    From and after Closing, Seller shall indemnify and hold harmless Buyers and their Affiliates, and their respective Representatives and their respective successors and permitted assigns (collectively, the “Buyer Indemnified Persons”) from and against and reimburse each of them for any and all Indemnifiable Losses to the extent resulting from or arising out of:
(i)    any breach of any representation or warranty of Seller made in this Agreement or in the Seller Bring-Down Certificate (other than those set forth in or with respect to Section 3.11 or any Seller Fundamental Representation);
(ii)    any breach of any representation or warranty of (x) Seller made in Section 3.11 of this Agreement or in the Seller Bring-Down Certificate with respect thereto, or (y) any Seller Fundamental Representation made in this Agreement or in the Seller Bring-Down Certificate with respect thereto;
(iii)    any breach or nonfulfillment of any agreement or covenant of Seller under this Agreement (other than any agreement or covenant in Article VIII); or
(iv)    any of the matters described on Section 7.2(a)(iv) of the Seller Disclosure Schedule.
(b)    From and after Closing, each Buyer shall, on a several and not joint basis, indemnify and hold harmless Seller and its Affiliates and their respective Representatives and their respective successors and permitted assigns (collectively, the “Seller Indemnified Persons”) from and against and reimburse each of them for any and all Indemnifiable Losses to the extent resulting from or arising out of:
(i)    any breach of any representation or warranty of such Buyer made in this Agreement pursuant to this Agreement or in the Buyer Bring-Down Certificate (other than a Buyer Fundamental Representation);
(ii)    any breach of a Buyer Fundamental Representation made in this Agreement or in the Buyer Bring-Down Certificate with respect thereto; or
(iii)    any breach or nonfulfillment of any agreement or covenant of such Buyer under this Agreement (other than any agreement or covenant in Article VIII).
(c)    For purposes of determining whether any representation or warranty contained in this Agreement or in the Seller Bring-Down Certificate or Buyer Bring-Down Certificate (other than with respect to subclause (ii) of the first sentence of Section 3.9) was inaccurate or breached and the amount of any Indemnifiable Losses in respect thereof under this Article VII, each representation and warranty contained in this Agreement or any certificate furnished by Seller or Buyers pursuant to this Agreement (other than with respect to subclause (ii) of the first sentence of Section 3.9 and any references to “Material Customers” or “Material Vendors”) shall be read without regard to any materiality or Material Adverse Effect qualifier contained therein.
Section 7.3.    Certain Limitations.
(a)    No party shall be obligated to indemnify and hold harmless its respective Indemnitees under Section 7.2(a)(i) (in the case of Seller) or Section 7.2(b)(i) (in the case of Buyers) (i) unless and until the aggregate amount of all Indemnifiable Losses of the Indemnitees under such Section 7.2(a)(i) or such Section 7.2(b)(i), as the case may be, exceeds the Deductible, subject to the limitations set forth in this Article VII.
(b)    Except in the case of Fraud, (a) the maximum aggregate liability of Seller, on the one hand, and Buyers on the other hand, to their respective Indemnitees for any and all Indemnifiable Losses under Section 7.2(a)(i), Section 7.2(a)(ii) or Section 7.2(a)(iv), in the case of Seller, or Section 7.2(b)(i) or Section 7.2(b)(ii), in the case of Buyers, shall be $10,000,000 (without regard to, in the case of Indemnifiable Losses under Section 7.2(a)(i), Section 7.2(a)(ii) and Section 7.2(a)(iv), any amounts recoverable or recovered by a Buyer Indemnified Person under the R&W Policy as set forth herein), and (b) the maximum aggregate liability of Seller, on the one hand, and Buyers on the other hand, to their respective Indemnitees for any and all Indemnifiable Losses under Section 7.2(a)(iii), in the case of Seller, or Section 7.2(b)(iii), in the case of Buyers, shall be an amount equal to the Purchase Price.
(c)    The representations, warranties and covenants of Seller, and the Buyer Indemnified Persons’ rights to indemnification with respect thereto, shall not be affected or deemed waived by reason of (and the Buyer Indemnified Persons shall be deemed to have relied upon the representations and warranties of Seller set forth herein notwithstanding) (i) any investigation made by or on behalf of any of the Buyer Indemnified Persons (including any of their Representatives) or by reason of the fact that any of the Buyer Indemnified Persons or their Representatives knew of should have known that any such representation or warranty is, was or might be inaccurate, regardless of whether such investigation was made or such knowledge was obtained before or after the execution and delivery of this Agreement or (ii) a Buyer’s waiver of any condition set forth in Article VI.
(d)    Except in the case of Fraud, Seller shall have no indemnification obligations to the Buyer Indemnified Persons whatsoever arising out of or relating to the matters set forth on Section 7.3(d) of the Seller Disclosure Schedule.
Section 7.4.    Procedures for Third Party Claims.
(a)    If any Indemnitee receives notice of assertion or commencement of any Third Party Claim against such Indemnitee in respect of which an Indemnitor may be obligated to provide indemnification under this Agreement, the Indemnitee shall give such Indemnitor reasonably prompt written notice (but in no event later than 30 days after becoming aware) thereof and such notice shall include a reasonable description of the claim and any documentation of the Third Party Claim and, to the extent identifiable, an estimate of the Indemnifiable Loss and shall reference the specific sections of this Agreement that form the basis of such claim; provided, that no delay on the part of the Indemnitee in notifying any Indemnitor shall relieve the Indemnitor from any obligation hereunder unless (and then solely to the extent) the Indemnitor is actually prejudiced by such delay (except that the Indemnitor shall not be liable for any expenses incurred during the period in which the Indemnitee has received notice of the Third Party Claim but has failed to give the Indemnitor notice thereof). Thereafter, the Indemnitee shall deliver to the Indemnitor, promptly after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.
(b)    Subject to this Section 7.4(b), the Indemnitor shall be entitled to participate in the defense of any Third Party Claim and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnitor that is reasonably acceptable to the Indemnitee. Should the Indemnitor so elect to assume the defense of a Third Party Claim, the Indemnitor shall not as long as it conducts such defense be liable to the Indemnitee for legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof except as set forth in the next sentence. If the Indemnitor assumes such defense, the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor; provided, that Indemnitee shall have the right to assume the defense and/or receive reimbursement from Indemnitor for the costs and expense of such separate counsel if (i) Indemnitor and Indemnitee are both named parties to the proceedings and Indemnitee shall have concluded in good faith that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or the availability to Indemnitee of one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to Indemnitor in respect thereof or (ii) Indemnitor fails to diligently pursue a Third Party Claim it has assumed. The Indemnitor shall be liable for the reasonable fees and expenses of counsel employed by the Indemnitee for any period during which the Indemnitor has not assumed the defense thereof (other than during any period in which the Indemnitee has received notice of the Third Party Claim but has failed to give the Indemnitor notice thereof as provided above). In no event shall the Indemnitee’s right to indemnification for a Third Party Claim be adversely affected by its assumption of the defense of such Third Party Claim. All of the parties hereto shall reasonably cooperate in the defense of any Third Party Claim. Such cooperation shall include the retention and (upon request) the provision to the other of reasonably requested records and information that are relevant to such Third Party Claim, and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnitor shall have assumed the defense of a Third Party Claim, the Indemnitee shall not pay, settle, compromise or discharge, such Third Party Claim without the Indemnitor’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). If the Indemnitor has assumed the defense of a Third Party Claim, the Indemnitor may only pay, settle, compromise or discharge a Third Party

Claim with the Indemnitee’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that the Indemnitor may pay, settle, compromise or discharge such a Third Party Claim without the written consent of the Indemnitee if such settlement (i) includes a release of the Indemnitee from all liability in respect of such Third Party Claim, (ii) does not subject the Indemnitee to any injunctive relief or other equitable remedy, (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of the Indemnitee and (iv) only involves the payment of monetary damages by the Indemnitor.
Section 7.5.    Direct Claims. The Indemnitor will have a period of 30 days within which to respond in writing to any claim by an Indemnitee on account of an Indemnifiable Loss that does not result from a Third Party Claim. If the Indemnitor does not so respond within such 30 day period, the Indemnitor will be deemed to have rejected such claim, in which event the Indemnitee will be entitled to pursue such remedies as may be available to the Indemnitee.
Section 7.6.    Payments for Indemnifiable Losses.
(a)    Claims for Indemnifiable Losses with respect to which the parties agree in writing to be due, or which are finally determined by a court of competent jurisdiction to be due, are referred to herein, collectively, as “Agreed Claims.”
(b)    To the extent any Buyer Indemnified Person incurs Indemnifiable Losses in respect of an Agreed Claim that is (x) indemnifiable under Section 7.2(a)(i) and in excess of the Deductible or (y) indemnifiable under Section 7.2(a)(ii) or Section 7.2(a)(iv), the Buyer Indemnified Person shall seek recovery for such Indemnifiable Losses: (i) first, by reducing the Deferred Payments in accordance with Section 2.5(e)(i) in an amount equal to: (A) in the case of an Agreed Claim that is indemnifiable under Section 7.2(a)(i), the amount of such Indemnifiable Losses in excess of the Deductible but up to an amount not exceeding the Retention and (B) in the case of an Agreed Claim that is indemnifiable under Section 7.2(a)(ii) or Section 7.2(a)(iv), the lesser of such Indemnifiable Losses or the Retention; (ii) second, if such Indemnifiable Losses are within the scope of coverage of the R&W Policy, from the R&W Policy up to the limit under the R&W Policy; and (iii) third, to the extent that such Indemnifiable Losses are not within the scope of coverage of the R&W Policy, by reducing the Deferred Payments in accordance with Section 2.5(e)(i) for the balance of such Indemnifiable Losses, subject to Section 7.3(b). For the avoidance of doubt, except in the case of Fraud and as otherwise set forth in this Section 7.6(b), the Buyer Indemnified Person shall not be permitted to seek payment for Indemnifiable Losses in respect of an Agreed Claim indemnifiable under Section 7.2(a)(i), Section 7.2(a)(ii) or Section 7.2(a)(iv) directly from Seller.
(c)    To the extent any Buyer Indemnified Person incurs Indemnifiable Losses in respect of an Agreed Claim that are indemnifiable under Section 7.2(a)(iii), subject to the limitations of this Article VII, the Buyer Indemnified Person shall seek recovery for such Indemnifiable Losses: (i) first, by reducing the Deferred Payments in accordance with Section 2.5(e)(i) and (ii) second, to the extent that such Indemnifiable Losses are not satisfied pursuant to clause (i) of this Section 7.6(b), directly from Seller. Any amounts due by Seller pursuant to clause (ii) of this Section 7.6(b) shall be paid by Seller to the applicable Buyer Indemnified Person within ten (10) Business Days of the determination of the amount of the applicable Agreed Claim by cashier’s check or wire transfer to the bank account or accounts designated in writing by such Buyer Indemnified Person not less than one (1) Business Day prior to such payment.
(d)    To the extent any Seller Indemnified Person incurs any Indemnifiable Losses in respect of an Agreed Claim that are indemnifiable by a Buyer under Section 7.2(b)(i), Section 7.2(b)(ii) or Section 7.2(b)(iii), subject to the limitations of this Article VII, the Seller Indemnified Person shall seek recovery for such Indemnified Losses directly from the applicable Buyer. Any amounts due by a Buyer pursuant to this Section 7.6(d) shall be paid by such Buyer to the applicable Seller Indemnified Person within ten (10) Business Days of the determination of the amount of the applicable Agreed Claim by cashier’s check or wire transfer to the bank account or accounts designated in writing by such Seller Indemnified Person not less than one (1) Business Day prior to such payment.
(e)    Each Indemnitee shall use its commercially reasonable efforts to recover under any insurance policies (including the Tail Policies) or any indemnity, contribution or other similar agreements (including any reinsurance agreement) for any Agreed Claims arising under this Agreement.
Section 7.7.    Incorporation. Section 10.11 is expressly incorporated herein and into this Article VII.
Section 7.8.    Sole Remedy. The parties hereto acknowledge and agree that, except as provided under Section 10.7(b) or Section 2.6, except as provided in any other Transaction Agreement, and except in the case of Fraud, if the Closing occurs, their sole and exclusive monetary remedy following the Closing with respect to any and all claims arising out of or related to this Agreement and the transactions contemplated by this Agreement shall be pursuant to the provisions set forth in this Article VII or Article VIII, as applicable.
ARTICLE VIII
TAX MATTERS
Section 8.1.    Indemnification for Taxes.
(a)    Seller shall indemnify and hold harmless the Buyer Indemnified Persons from any and all Indemnifiable Losses to the extent arising out of the following:
(i)    Taxes of or with respect to each Company for all Pre-Closing Tax Periods;
(ii)    any liability for Taxes of any Person other than each Company pursuant to any provision of joint and several liability under Treasury Regulation Section

1.1502-6 (or any corresponding provision of state, local, or foreign law) with respect to any affiliated, consolidated, combined, or unitary group of which any Company was a member prior to the Closing, under any contract (including any agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes) entered into prior to the Closing or by operation of law with reference to a pre-Closing event or action;
(iii)    any income Taxes imposed on Seller relating to the sale of the Companies;
(iv)    any Conveyance Taxes that Seller is responsible pursuant to Section 8.5;
(v)    any breach of a representation or warranty contained in Section 3.11; and
(vi)    any breach or nonfulfillment of any agreement or covenant of Seller under this Article VIII.
(b)    Each Buyer shall, on a several and not joint basis, indemnify and hold harmless the Seller Indemnified Persons from any and all Indemnifiable Losses to the extent arising out of the following:
(i)    Taxes of or with respect to each Company it is acquiring under this Agreement for all Post-Closing Tax Periods; and
(ii)    any breach or nonfulfillment of any agreement or covenant of such Buyer under this Article VIII.
(c)    For purposes of this Agreement, Taxes for a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in the following manner:
(i)    in the case of Taxes based on or measured by income, gain, or receipts, or related to the actual or deemed sale or transfer of property, or which are withholding Taxes, such Taxes shall be allocated based on an interim closing of the books as of the Closing Effective Date; and
(ii)    in the case of Taxes calculated on a periodic basis, the portion of such Taxes allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Effective Date and the denominator of which is the number of days in the entire Straddle Period.
Section 8.2.    Filing of Tax Returns.

(a)    Seller shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for each Company for taxable periods that end on or before the Closing Effective Date and that are required to be filed prior to the Closing Effective Date (taking into account any extensions). Seller shall pay all Taxes with respect to such Tax Returns within the time and in the manner prescribed by Applicable Law.
(b)    Buyers shall prepare and timely file, or cause to be prepared and timely filed, Tax Returns for the Company for taxable periods that end on or before the Closing Effective Date and for any Straddle Period. Such Tax Returns shall be prepared in a manner consistent with the positions taken, and with accounting methods used, on the Tax Returns filed by or with respect to each Company prior to the date on which the Closing occurs, unless otherwise required by Applicable Law or agreed by Seller and Buyers. Buyers shall deliver any such Tax Return to Seller for Seller’s review at least 30 days (or, in the case of premium Tax Returns, 10 days) prior to the date such Tax Return is required to be filed and shall accept all reasonable comments of Seller in respect of such Tax Returns. To the extent consistent with Applicable Law, Buyers shall, or shall cause each Company to, file all Tax Returns for any Straddle Period on the basis that the relevant Tax period ended as of the Closing Effective Date, unless the relevant Tax Authority will not accept a Tax Return filed on that basis. Buyers shall pay all Taxes with respect to all Tax Returns described in this Section 8.2(b) within the time and in the manner prescribed by Applicable Law, and Seller shall remit to the Buyers within 10 days of Buyers’ demand therefor Seller’s allocable share of such Taxes as determined under Section 8.1(c).
(c)    Buyers shall prepare and timely file, or cause each Company to prepare and timely file, all Tax Returns required to be filed by or with respect to each Company for any Tax period beginning after the Closing Effective Date.
(d)    Except to the extent otherwise required by Applicable Law, Buyers shall not, and shall not permit any of their Affiliates to, without the prior written consent of Seller, which consent may not be unreasonably withheld, conditioned or delayed, to take any of the following actions with respect to Taxes or Tax Returns of the Companies, in each case for any Pre-Closing Tax Period (including, for the avoidance of doubt, any Straddle Period): (i) amend any Tax Returns of the Company relating in whole or in part to a Pre-Closing Tax Period, (ii) change any Tax election with respect to the Companies, (iii) extend or waive any statute of limitations with respect to Taxes or Tax Returns of the Companies, or (iv) initiate discussions or examinations with a Tax Authority or make any voluntary disclosures with respect to Taxes.
Section 8.3.    Tax Refunds.
(a)    Except as described in Section 8.3(b), any Tax refund, credit, or similar benefit (including any interest paid or credited with respect thereto) (a “Tax Refund”) relating to any Company for Taxes paid for any Pre-Closing Tax Period shall be the property of Seller. If received by Buyers or any Company, Buyers shall, or shall cause such Company to, pay such Tax Refund promptly to Seller, net of any Tax cost to Buyers or any of their Affiliates attributable to the receipt of such refund, within 30 days of such Company’s receipt of such Tax Refund. In the event that any such Tax Refund is subsequently contested by any Tax Authority, such contest shall be handled in accordance with the procedures in Section 7.4. Any additional Taxes resulting from the contest shall be indemnified in accordance with Section 8.1.
(b)    Notwithstanding Section 8.3(a), any Tax Refund received by any Company or Seller (i) attributable to a carryback of any loss or credit of any Company from a Post-Closing Tax Period to a Pre-Closing Tax Period, shall be the property of Buyers. If received by Seller, Seller shall, or shall cause any Affiliate to, pay such Tax Refund promptly to the appropriate Buyer, net of any Tax cost to Seller or any of its Affiliates attributable to the receipt of such Tax Refund. In the event that any such Tax Refund is subsequently contested by any Tax Authority, such contest shall be handled in accordance with the procedures in Section 7.4. Any additional Taxes resulting from the contest shall be indemnified in accordance with Section 8.1.
Section 8.4.    Cooperation and Exchange of Information. Seller and Buyers shall provide each other with such cooperation and information as either of them or their respective Affiliates may reasonably request of the other in filing any Tax Return, amended Tax Return or claim for Tax Refund, determining a liability for Taxes or a right to a Tax Refund, or participating in or conducting any contest in respect of Taxes (a “Tax Contest”). Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax Authorities. Each party and its Affiliates shall make its employees available on a basis mutually convenient to both parties to provide explanations of any documents or information provided hereunder. Each of Seller and each Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company for each Tax period first ending after the Closing Effective Date and for all prior Tax periods until the later of (i) the expiration of the statute of limitations of the Tax period to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified in writing of such extensions for the respective Tax periods, or (ii) three years following the due date (without extension) for such Tax Returns. Any information obtained under this Section 8.4 shall be kept confidential except as otherwise may be necessary in connection with the filing of Tax Returns or claims for Tax Refunds or in conducting a contest or as otherwise may be required by Applicable Law or the rules of any stock exchange.
Section 8.5.    Conveyance Taxes. Buyers or Seller, as appropriate, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar Taxes (“Conveyance Taxes”) which become payable in connection with the purchase of Equity Interests by Buyers or the consummation of any of the other transactions contemplated by this Agreement and shall file such applications and documents as shall permit any Conveyance Taxes to be assessed and paid. Any Conveyance Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne 50% by Seller, on the one hand, and 50% by

Buyers, on the other hand. The party responsible under Applicable Law shall be responsible for filing any Tax Return for Conveyance Taxes (and at the reasonable request of the party responsible for filing any such Tax Return, the other party shall cooperate with respect thereto as necessary).
Section 8.6.    Allocation of Purchase Price. The parties acknowledge and agree that sale of the transfer of the AU MGA Membership interests and of the Lonestar Membership Interests shall be treated as a taxable purchase of the assets of AU MGA and Lonestar in a transaction governed by Sections 1001 and 1060 of the Code. Within 60 days after the final determination of the Final Adjustment Statement pursuant to Section 2.6, Buyers shall provide to Seller a schedule allocating (x) the AU MGA Purchase Price (as defined below) among the assets of AU MGA and (ii) the Lonestar Purchase Price (as defined below) among the assets of Lonestar for applicable Tax purposes (the “Purchase Price Allocation Schedule”). The Purchase Price Allocation Schedule shall be prepared in accordance with Section 1060 of the Code and the applicable regulations thereunder. Seller shall have 30 days to review and comment upon the Purchase Price Allocation Schedule and shall deliver all written comments to Buyers within 30 days commencing on Seller’s receipt of the Purchase Price Allocation Schedule from Buyer. The parties will attempt to resolve any differences in connection with such Purchase Price Allocation Schedule in good faith. If the parties are unable to resolve all disputed items within a 15-day period commencing on the date that Seller delivers written comments to Buyer, then the items in dispute will be referred to the Independent Accounting Firm whose determination shall be final and binding upon the parties. The parties shall make appropriate adjustments to the Purchase Price Allocation Schedule to reflect changes in the Aggregate Final Initial Amount. The parties agree for all Tax reporting purposes to report the transaction in accordance with the Purchase Price Allocation Schedule, as finally determined pursuant to this Section 8.6 and as adjusted pursuant to the preceding sentence, and to not take any position during the course of any audit or other proceeding inconsistent with such schedule unless required by a “determination” within the meaning of Section 1313(a) of the Code (or any corresponding provision of state, local or non-U.S. Applicable Law). For purposes of this Section 8.6, (A) the term “AU MGA Purchase Price” means an amount equal to (1) the AU MGA Base Price, minus (2) the Final AU MGA Closing Indebtedness, and (B) the term “Lonestar Purchase Price” means an amount equal to (1) the Lonestar Base Price, minus (2) the Final Lonestar Closing Indebtedness.
Section 8.7.    Miscellaneous.
(a)    Seller and Buyers agree to treat all payments (other than interest on a payment) made by either of them to or for the benefit of the other or the other’s Affiliates or any Company under this Article VIII and under other indemnity provisions of this Agreement as adjustments to the Purchase Price for Tax purposes to the extent permissible under Applicable Law.
(b)    Notwithstanding anything to the contrary contained in this Agreement, Buyers and each Company (following Closing) shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as may be required to be deducted and withheld under the Code, or under any provision Tax Applicable Law;

provided, however, that Buyers or the applicable Company, as the case may be, shall use its commercially reasonable efforts to notify Seller at least 5 days prior to making any such deduction or withholding that it deems is required under Applicable Law (other than any deduction or withholding as a result of Seller’s failure to provide an IRS Form W-9 pursuant to Section 2.3(a)(iv)) and afford Seller the opportunity to reduce or eliminate such deduction or withholding to the extent permitted by Applicable Law. Amounts deducted and withheld pursuant to this Agreement and timely remitted to the proper Tax Authority will be treated as having been paid to the Person in respect of which such deduction or withholding was made.
(c)    Notwithstanding any provision in this Agreement to the contrary, the representations and warranties of Seller in Section 3.11 and the obligations of Seller to indemnify and hold harmless the Buyer Indemnified Persons and of Buyers to indemnify and hold harmless the Seller Indemnified Persons pursuant to this Article VIII shall terminate on the later of 75 days after the expiration of the applicable statute of limitations (taking into account any applicable extensions or tollings thereof) with respect to the Taxes or Tax liabilities in question or 45 days after the final administrative or judicial determination of such Taxes or Tax liabilities, except for any indemnity obligations as to which a claim has been made before the expiration of the applicable period.
(d)    In the event of any Tax Contest, the conduct of the parties shall be governed by the provisions of Section 7.4; provided, however, that if Seller conducts the defense of a Tax Contest, Seller will keep Buyers reasonably informed as to the status of such Tax Contest, including all compromise or settlement offers, and Seller shall consult with Buyers prior to the settlement of any such Tax Contest and shall obtain the prior written consent of Buyers prior to the settlement of any such Tax Contest that would adversely affect Buyers or their Affiliates in any Post-Closing Tax Period (such consent not to be unreasonably withheld, conditioned or delayed).
(e)    Prior to the Closing, all Tax allocation or sharing agreements or arrangements existing between any of Seller and its Affiliates (other than the Companies), on the one hand, and each Company, on the other hand, shall be terminated (excluding, for this purpose, any contract or agreement entered into the ordinary course of business that are not primarily related to Taxes). Upon such termination, no further payments by or to any Company with respect to such agreements or arrangements shall be made, and each Company shall have no further obligations to Seller or such Affiliates under or resulting from such agreements or arrangements.
(f)    Notwithstanding anything to the contrary in this Agreement, for purposes of this Article VIII, each of the terms “Company” and “Companies” include Lonestar's interest in Coquelicot Segregated Account of Artex Axcell Re (Bermuda) Ltd. and Sacafell Segregated Account of Artex Axcell Re (Bermuda) Ltd.

ARTICLE IX
TERMINATION PRIOR TO CLOSING
Section 9.1.    Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:
(a)    by Seller or Buyers in writing, if there shall be any order, injunction or decree of any Governmental Entity that prohibits or restrains any party from consummating the transactions contemplated hereby, and such order, injunction or decree shall have become final and non-appealable, unless the fact that such order, injunction or decree has become final and non-appealable has been principally caused by a material breach of this Agreement by the party seeking to terminate this Agreement;
(b)    by Seller or Buyers in writing, if the Closing has not occurred on or prior to April 1, 2027 (as it may be extended, the “Outside Date”), unless the failure of the Closing to occur has been principally caused by a material breach of this Agreement by the party seeking to terminate this Agreement;
(c)    by either Seller or Buyers (but only so long as Seller or Buyers, as applicable, is not in material breach under this Agreement) in writing, if a breach of any provision of this Agreement that has been committed by the other party would cause the failure of any mutual condition to Closing or any condition to Closing for the benefit of the non-breaching party and such breach is not capable of being cured by the Outside Date or is not cured within 20 calendar days after the breaching party receives written notice from the non-breaching party that the non-breaching party intends to terminate this Agreement pursuant to this Section 9.1(c); or
(d)    by mutual written consent of Seller and Buyers.
Section 9.2.    Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become null and void and of no further force and effect without liability of either party (or any Representative of such party) to the other party to this Agreement; provided, that no such termination shall relieve a party from liability for Fraud or a breach of this Agreement occurring prior to such termination. Notwithstanding the foregoing, Section 1.1, Section 5.5, this Section 9.2 and Article X shall survive termination hereof pursuant to Section 9.1.
ARTICLE X
GENERAL PROVISIONS
Section 10.1.    Fees and Expenses. Except for any reimbursement of Transaction Expenses that may be awarded as damages in any action, suit or proceeding arising out of this Agreement or the other Transaction Agreements, each party hereto shall, except as otherwise provided in this Agreement or the other Transaction Agreements, pay its own Transaction Expenses incident to preparing for, entering into and carrying out the Transaction Agreements and the consummation of the transactions contemplated thereby.

Section 10.2.    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered personally or by courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)    if to Buyers:
Homeowners of America Holding Corporation
Attention: Meghan Silver
Email: meghansilver@porch.com
with a copy (which shall not constitute notice) to:
Eversheds Sutherland
700 Sixth Street, NW
Suite 700
Washington, DC 20001-3980
Attention: Sean D. Wissman
Email: seanwissman@eversheds-sutherland.com

(b)    if to Seller:
Allied Trust Holdings, LLC
Attention: Brian Keefer, President
4200 W. Cypress Street, Suite 520
Tampa, FL 33607
Email: bkeefer@alliedtrustins.com

with a copy (which shall not constitute notice) to:

Foley & Lardner LLP
90 Park Avenue
New York, NY 10016
Attention: Thomas X. Fritsch
Email: tfritsch@foley.com

Notice given by personal delivery or courier shall be effective upon actual receipt.
Section 10.3.    Interpretation. When a reference is made in this Agreement to a Section, Exhibit, or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Any fact or item disclosed in any section of each of the Buyer Disclosure Schedule and Seller Disclosure Schedule shall be deemed disclosed in all other sections of such Disclosure Schedule to the extent the applicability of such fact or item to such other section of such Disclosure Schedule is reasonably apparent. Disclosure of any item in the Buyer Disclosure Schedule or the Seller Disclosure Schedule, as the case may be, shall not be deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that occurrence or non-occurrence of any change or effect related to such item would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The table of contents, articles, titles and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. Whenever the word “Dollars” or the “$” sign appear in this Agreement, they shall be construed to mean United States Dollars, and all transactions under this Agreement shall be in United States Dollars. This Agreement has been fully negotiated by the parties hereto and shall not be construed by any Governmental Entity against either party by virtue of the fact that such party was the drafting party.
Section 10.4.    Entire Agreement; Third Party Beneficiaries. This Agreement (including all exhibits, and schedules hereto), the Confidentiality Agreement and the other Transaction Agreements constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter of this Agreement. Except for the Indemnified Agents and as set forth in Articles VII and VIII with respect to the Buyer Indemnified Persons and the Seller Indemnified Persons and as set forth in Section 5.13(a) with respect to the employees set forth on Section 5.13(a) of the Seller Disclosure Schedule, nothing in this Agreement, express or implied, is intended or shall be construed to confer upon any Person other than the parties hereto any right, remedy or claim under or by reason of this Agreement.
Section 10.5.    Governing Law. This Agreement and any dispute arising hereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
Section 10.6.    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, delegated or otherwise transferred in whole or in part, by operation of law or otherwise (other than following the Closing by operation of law in a merger), by either party without the prior written consent of the other party, and any such assignment that is not consented to shall be null and void; provided, that without the consent of Seller, any Buyer may transfer or assign, in whole or from time to time in part, to its Affiliate any or all of its rights hereunder, provided, that no such transfer or assignment will relieve such Buyer of their obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 10.7.    Jurisdiction; Enforcement.
(a)    Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if unavailable, any other Delaware state or federal court collectively, the “Delaware Courts”), for purposes of enforcing this Agreement or determining any claim arising from or related to the transactions contemplated by this Agreement. In any such action, suit or other proceeding, each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claim that it is not subject to the jurisdiction of any such Delaware Court, that such action, suit or other proceeding is not subject to the jurisdiction of any such Delaware Court, that such action, suit or other proceeding is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper; provided, that nothing set forth in this sentence shall prohibit any of the parties hereto from seeking to remove any matter from one Delaware Court to another Delaware Court. Each of the parties hereto also agrees that any final and unappealable judgment against a party hereto in connection with any action, suit or other proceeding will be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment will be conclusive evidence of the fact and amount of such award or judgment. Any process or other paper to be served in connection with any action or proceeding under this Agreement shall, if delivered or sent in accordance with Section 10.2, constitute good, proper and sufficient service thereof.
(b)    The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, without the necessity of posting bond or other undertaking, the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Agreement, this being in addition (subject to the terms of this Agreement) to any other remedy to which such party is entitled at law or in equity. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives any defense or counterclaim, that there is an adequate remedy at law. The parties further agree that (i) by seeking any remedy provided for in this Section 10.7(b), a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement and (ii) nothing contained in this Section 10.7(b) shall require any party to institute any action for (or limit such party’s right to institute any action for) specific performance under this Section 10.7(b) before exercising any other right under this Agreement.
(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH

WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.
Section 10.8.    Severability; Amendment; Modification; Waiver.
(a)    Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
(b)    This Agreement may be amended only by a written instrument signed by each of the Buyers and Seller. No provision of this Agreement may be waived except by a written instrument signed by the party against whom the waiver is to be effective.
(c)    No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.
Section 10.9.    Certain Limitations.
(a)    Notwithstanding anything to the contrary contained herein, the other Transaction Agreements, the Seller Disclosure Schedule or any of the Schedules, or Exhibits hereto or thereto, Buyers acknowledge and agree that neither Seller nor any of its Affiliates (including the Companies), nor any Representative of any of them, makes or has made, and Buyers have not relied on, any representation or warranty to Buyers, oral or written, express or implied, other than as expressly set forth in Article III or any certificate delivered by Seller pursuant to this Agreement.
(b)    Notwithstanding anything to the contrary contained in this Agreement, the other Transaction Agreements, the Buyer Disclosure Schedule or any of the Schedules, or Exhibits hereto or thereto, Seller acknowledges and agrees that neither Buyers nor any of their Affiliates, nor any Representative of any of them, makes or has made, and Seller has not relied on, any representation or warranty to Seller, oral or written, express or implied, other than as expressly set forth in Article IV or any certificate delivered by Buyers pursuant to this Agreement.
Section 10.10.    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties. Each party may deliver its signed counterpart of this Agreement to the other parties by means of electronic mail or any other electronic medium utilizing image scan technology, and such delivery will have the same legal effect as hand delivery of an originally executed counterpart.
Section 10.11.    No Offset. No party to this Agreement may offset any amount due to the other party hereto or any of such other party’s Affiliates against any amount owed or alleged to be owed from such other party or its Affiliates under this Agreement or any other Transaction Agreement without the written consent of such other party.
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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

ALLIED TRUST HOLDINGS, LLC By: /s/ Brian Keefer Name: Brian Keefer Title: President HOMEOWNERS OF AMERICA HOLDING CORPORATION By: /s/ Efram Ware Name: Efram Ware Title: President
PORCH INSURANCE RECIPROCAL EXCHANGE By: Porch Risk Management Services LLC, its attorney-in-fact By: /s/ Efram Ware Name: Efram Ware Title: President
[Signature Page to Stock and Membership Interest Purchase Agreement]